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07027109

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Asya Katilim Bankasi A.S.

*CURRENT ADDRESS Kusbakisi Sokak, No. 2
Altunizade 34662
Istanbul, Turkey

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 16 2007
THOMSON FINANCIAL

FILE NO. 82- 35722 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☒

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: htc

DAT : 10/11/07

082-35722

AR/S
12-31-06

ASYA KATILIM BANKASI A.Ş.

INDEPENDENT AUDITORS' REPORT,
CONSOLIDATED FINANCIAL
STATEMENTS AND NOTES TO THE FINANCIAL
STATEMENTS
FOR THE YEAR
1 JANUARY- 31 DECEMBER 2006

(Convenience Translation of the Financial Statements and Related Disclosures and Footnotes originally issued in Turkish)

ASYA KATILIM BANKASI A.Ş.

INDEPENDENT AUDITORS' REPORT FOR THE
PERIOD 1 JANUARY – 31 DECEMBER 2006

To the Board of Directors of
Asya Katılım Bankası A.Ş.
Istanbul

1. We have been appointed to audit the accompanying consolidated balance sheet of Asya Katılım Bankası A.Ş. (The "Bank") and its subsidiary (together the "Group") as at 31 December 2006 and the related consolidated statements of income, cash flows and changes in shareholders' equity for the period then ended and a summary of significant accounting policies and other explanatory notes.

Management's Responsibility for the Financial Statements

2. The Board of Directors of the Bank is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the regulation on "Procedures And Principles Regarding The Accounting Practices And Documentation of Banks" published in the Official Gazette No: 26333 on November 1, 2006, the Turkish Accounting Standards ("TAS"), Turkish Financial Reporting Standards ("TFRS") and other regulations and pronouncements in respect of accounting and financial reporting issued by the Banking Regulation and Supervision Agency ("BRSA"). This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

3. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We planned and performed our audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the consideration of the effectiveness of internal control and appropriateness of accounting policies applied relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditors' Opinion:

4. In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of Asya Katılım Bankası A.Ş. and its subsidiary as at 31 December 2006 and the results of its operations and its cash flows for the year then ended in accordance with the prevailing accounting principles and standards set out as per Article 37 of the Banking Act No: 5411 and other regulations, pronouncements in respect of accounting and financial reporting issued by BRSA.

DRT BAĞIMSIZ DENETİM VE SERBEST MUHASEBECİ MALİ MÜŞAVİRLİK A.Ş.

Member of **DELOITTE TOUCHE TOHMATSU**

Istanbul, 12 April 2007

Sibel Türker
Partner

Additional paragraph for the English translation:

(The accompanying consolidated financial statements are not intended to present the consolidated financial position and results of operations and cash flows in accordance with the accounting principles and practices generally accepted in countries and jurisdictions other than those in Turkey. The standards, procedures and practices to audit the accompanying consolidated financial statements are those generally accepted and applied in Turkey.)

THE CONSOLIDATED FINANCIAL REPORT OF ASYA KATILIM BANKASI A.Ş. FOR THE YEAR ENDED 31 DECEMBER 2006

Address of the Headquarters of the Bank	: Altunizade Kuşbakışı Caddesi No: 2 34662 Üsküdar/İSTANBUL
Phone and Facsimile Numbers of the Bank	: 0 216 554 50 00 / 0 216 554 50 50
Website of the Bank	: www.bankasya.com.tr
Electronic Mail Address to Contact	: muhasebe@bankasya.com.tr

Consolidated financial report designed by the Banking Regulation and Supervision Agency in line with Communiqué on "Participation Banks' Financial Statements to be Publicly Announced and the Accompanying Policies and Disclosures" consists of the sections listed below:

- **Section One** - GENERAL INFORMATION ABOUT THE PARENT BANK AND ITS FINANCIAL SUBSIDIARY
- **Section Two** - CONSOLIDATED FINANCIAL STATEMENTS OF PARENT THE BANK
- **Section Three** - EXPLANATIONS ON THE CORRESPONDING ACCOUNTING POLICIES APPLIED IN THE RELATED PERIOD
- **Section Four** - INFORMATION ON CONSOLIDATED FINANCIAL STRUCTURE OF THE GROUP
- **Section Five** - EXPLANATORY DISCLOSURES AND FOOTNOTES ON CONSOLIDATED FINANCIAL STATEMENTS
- **Section Six** - OTHER EXPLANATIONS AND FOOTNOTES
- **Section Seven** - INDEPENDENT AUDITORS' REPORT

The consolidated financial statements and the explanatory footnotes and disclosures, unless otherwise indicated, are prepared in thousands of the New Turkish Lira, have been independently audited and presented below in accordance with the Communiqué on "Banks' Accounting Practice and Maintaining Documents", Turkish Accounting Standards, Turkish Financial Reporting Standards, related communiqués and the Banks' records.

12 April 2007

M. Şevki KAVURMACI	Ünal KABACA	Yusuf İzzettin İMRE	Kamil YILMAZ
Chairman of the Board of Directors	General Manager	Assistant General Manager	Manager In Charge of Accounting, Budget and Financial Controlling

Cemil ÖZDEMİR	M. Şevki KAVURMACI
Member of the Audit Committee	Member of the Audit Committee

Authorized contact person for questions regarding this financial report is follows:

Name-Surname / Title: Serhat Keleş / Assistant Manager In Charge of Accounting, Budget and Financial Controlling
Telephone Number: (0216) 554 54 55
Fax Number : (0216) 554 50 24

CONSOLIDATED FINANCIAL STATEMENTS OF ASYA KATILIM BANKASI A.Ş. FOR THE YEAR 1 JANUARY- 31 DECEMBER 2006

INDEX **PAGE**

SECTION ONE
GENERAL INFORMATION

SECTION TWO
CONSOLIDATED FINANCIAL STATEMENTS

SECTION THREE
ACCOUNTING PRINCIPLES

SECTION FOUR
INFORMATION ON FINANCIAL STRUCTURE

INDEX (Cont'd) **PAGE**

SECTION FIVE
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

SECTION SIX
OTHER EXPLANATION AND DISCLOSURES

SECTION SEVEN
INDEPENDENT AUDITORS REPORT

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION ONE

GENERAL INFORMATION

I. History of the Parent Bank Including Incorporation Date, Beginning Statue, Changes in the Current Statue :

Parent Bank

Incorporation of the Bank is permitted with the decision of the Council of Ministers No. 96/8041 on 11 April 1996 as published in the Official Gazette dated 25 April 1996. The Bank was registered on 20 September 1996 and "The Articles of Association" was published in the Trade Registry Gazette on 25 September 1996. The Decision regarding the change in the title of the Bank was settled in the Extraordinary General Board of Directors' meeting dated 22 December 2005 and the title was changed from Asya Finans Kurumu A.Ş. into Asya Katılım Bankası A.Ş. and it was published in the Trade Registry Gazette on 26 December 2005.

Information on Consolidated Subsidiaries

Işık Sigorta A.Ş.(The Company) was established in 1995 in İstanbul and operates in various insurance and reinsurance sectors excluding life insurance. The Company is registered in Turkey, and its headquarter is located in Fevzi Çakmak Cad. Doğan Sok. No:8 Işık Plaza Gülsuyu 81560 Maltepe Istanbul. The company currently has 136 personnel by December 31, 2006. Işık Sigorta A.Ş. currently has 4 regional management office , 2 regional representation office and 470 agencies.

II. Explanations Regarding Parent Bank's Shareholding Structure, Existence of Shareholders Holding Directly or Indirectly, Collectively or Individually, the Managing and Controlling Power of the Group and if any, Changes in Current Year, and Explanations on the Controlling Group of the Bank :

The Parent Bank has no shareholders having 10% or more shares retaining directly or indirectly, collectively or individually the managing and controlling power of the Group.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION ONE (Cont'd)

GENERAL INFORMATION (Cont'd)

III. Explanations Regarding the Chairman of Board of Directors, Members of Board of Directors, Audit Committee, General Manager and Assistant General Managers and Their Shares in the Parent Bank:

Title	Name	Education Degree	Experience in Banking and Administration Before Assignment	Shares %
Chairman of the Board of Directors	Tahsin TEKOĞLU	Bachelor	46 years	0,0003
Members of the Board of Directors	Mustafa Şevki KAVURMACI	Bachelor	31 years	0,53
	Abdurrahman Selçuk BERKSAN	Master	35 years	0,07
	Salih SARIGÜL (*)	Doctorate	13 years	0,64
	Tacettin NEGIŞ	Elementary	33 years	1,26
	Cemil ÖZDEMİR	Bachelor	21 years	0,0003
General Manager	Ünal KABACA	Master	15 years	0,11
Assistant General Managers	Ünsal SÖZBİR	Bachelor	10 years	-
	Ayhan KESER	Bachelor	6 years	0,003
	Mustafa BÜYÜKATEŞ	Bachelor	19 years	-
	Yusuf İzzettin İMRE	Bachelor	19 years	-
Auditors	Ali AKBULUT	Bachelor	15 years	0,0003
	Ahmet ÇELİK	Bachelor	19 years	0,48
	Atıf BİLGİN (**)	Bachelor	23 years	0,34

(*) Salih Sarıgül is appointed as a Member of the Board of the Directors in place of Turgut Aydın who was resigned.

(**) Atıf Bilgin is appointed as a Member of the Audit Committee in place of Salih Sarıgül.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION ONE (Cont'd)

GENERAL INFORMATION (Cont'd)

IV. Information About the Persons and Institutions That Have Qualified Shares:

Name / Commercial Name(*)	Share Amount	Share Ratio	Paid Shares	Unpaid Shares
ORTADOĞU TEKSTİL TİC. SAN. A.Ş.	19.665	6,56	19.665	-
BJ TEKSTİL TİCARET VE SANAYİ A.Ş.	12.115	4,04	12.115	-
OSMAN CAN PEHLİVAN	9.692	3,23	9.692	-
FORUM İNŞAAT DEKORASYON TURİZM SAN. VE TİC. A.Ş.	9.180	3,06	9.180	-
BİRİM BİRLEŞİK İNŞAATÇILIK MÜMESSİLLİK SAN. VE TİC. A.Ş.	8.710	2,90	8.710	-
ABDULKADİR KONUKOĞLU	6.696	2,23	6.696	-
NEGİŞ GİYİM İMALAT VE İHRACAT A.Ş.	5.714	1,90	5.714	-
İRFAN HACIOSMANOĞLU	5.350	1,78	5.350	-
MUAMMER İHSAN KALKAVAN	4.613	1,54	4.613	-
HASAN SAYIN	4.277	1,43	4.277	-
İBRAHİM SAYIN	4.226	1,41	4.226	-
TACETTİN NEGİŞ	3.785	1,26	3.785	-
FEHİM ARICI	3.720	1,24	3.720	-
TEKSEN TEKSTİL END. A.Ş.	3.398	1,13	3.398	-

(*) Information about the persons and Institutions that have qualified shares and min. 1 % share in the group has been given at the table above.

V. Services and Lines of Activities of The Parent Bank:

The Parent Bank operates in accordance with the principles of interest-free banking as a participation bank, by collecting funds through current accounts and profit sharing accounts and lending such funds through production support, finance lease and profit/loss sharing partnership.

The Parent Bank has two ways of collecting funds; current accounts and profit sharing accounts. The Parent Bank classifies current accounts and profit sharing accounts in accordance with their maturities in its accounting system. Profit sharing accounts are categorized into six different maturity groups; one month, three months, six months, nine months, one year and more than one year.

The Parent Bank lends funds collected through the current accounts to the extent that the amount lent through profit/loss sharing partnerships after deducting the required legal charges shall not exceed 20% of the total amount and the maturity of the loan and not be longer than 6 months.

The Parent Bank also determines the participation rates on profit/loss sharing accounts with respect to the maturity group of TRY and foreign currency accounts separately under the limitation that the participation rate on loss shall not be less than 50%, for different maturity groups and TRY and foreign currency accounts specifically.

The Parent Bank constitutes specific fund pools allocated to the individually predetermined projects for financing purposes. The profit sharing accounts which are part of the funds collected for project financing purpose are distinguished from others with respect of the terms accounted separately from the others and it is not allowed to make any transfers from these accounts to any other maturity groups.

The financing period and individual projects which shall be financed through such specific fund pools are usually predetermined.

In addition to the regular banking activities, the Parent Bank operates as an agency of Işık Sigorta A.Ş. through its branches.

SECTION TWO

CONSOLIDATED FINANCIAL STATEMENTS

ASYA KATILIM BANKASI A.Ş. CONSOLIDATED BALANCE SHEET

	ASSETS	Disc.	THOUSAND NEW TURKISH LIRA					
			CURRENT PERIOD Audited (31/12/2006)			PRIOR PERIOD Audited (31/12/2005)		
			TRY	FC	Total	TRY	FC	Total
I.	**CASH AND BALANCES WITH THE CENTRAL BANK**	(1)	141.153	196.809	337.962	116.974	105.086	222.060
II.	**FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT AND LOSS (Net)**	(2)	-	-	-	-	-	-
2.1	Trading financial assets		-	-	-	-	-	-
2.1.1	Public sector debt securities		-	-	-	-	-	-
2.1.2	Share certificates		-	-	-	-	-	-
2.1.3	Other marketable securities		-	-	-	-	-	-
2.2	Financial assets at fair value through profit and loss		-	-	-	-	-	-
2.2.1	Public sector debt securities		-	-	-	-	-	-
2.2.2	Share certificates		-	-	-	-	-	-
2.2.3	Other marketable securities		-	-	-	-	-	-
2.3	Derivative financial assets held for trading		-	-	-	-	-	-
III.	**BANKS AND OTHER FINANCIAL INSTITUTIONS**	(3)	21.655	592.695	614.350	154.259	17.345	171.604
IV.	**MONEY MARKET PLACEMENTS**		-	-	-	-	-	-
V.	**FINANCIAL ASSETS AVAILABLE FOR SALE (Net)**	(4)	88	-	88	93	-	93
5.1	Share certificates		-	-	-	-	-	-
5.2	Public sector debt securities		-	-	-	-	-	-
5.3	Other marketable securities		88	-	88	93	-	93
VI.	**LOANS**	(5)	2.665.898	100.178	2.766.076	1.644.447	151.960	1.796.407
6.1	Loans		2 628.332	99.268	2.727.600	1.612.423	151.410	1.763 833
6.2	Non-performing loans		127.364	1.214	128.578	109 840	808	110 648
6.3	Specific provisions (-)		(89.798)	(304)	(90 102)	(77.816)	(258)	(78 074)
VII.	**HELD TO MATURITY INVESTMENTS (Net)**	(6)	-	-	-	-	-	-
VIII.	**INVESTMENTS IN ASSOCIATES (Net)**	(7)	-	-	-	-	-	-
8 1	Accounted for under equity method		-	-	-	-	-	-
8.2	Unconsolidated associates		-	-	-	-	-	-
8.2.1	Financial investments		-	-	-	-	-	-
8 2.2	Non-financial investments		-	-	-	-	-	-
IX.	**INVESTMENTS IN SUBSIDIARIES (Net)**	(8)	56.486	-	56.486	29.370	-	29.370
9.1	Unconsolidated financial subsidiaries		34	-	34	34	-	34
9.2	Unconsolidated non-financial subsidiaries		56.452	-	56 452	29.336	-	29.336
X.	**ENTITIES UNDER COMMON CONTROL (Net)**	(9)	-	-	-	-	-	-
10 1	Consolidated under equity method		-	-	-	-	-	-
10 2	Unconsolidated		-	-	-	-	-	-
10 2.1	Financial subsidiaries		-	-	-	-	-	-
10 2 2	Non-financial subsidiaries		-	-	-	-	-	-
XI.	**LEASE RECEIVABLES (Net)**	(10)	294.105	-	294.105	58.937	235.177	294.114
11.1	Finance lease receivables		339 849	-	339 849	75 468	265.896	341.364
11.2	Operating lease receivables		-	-	-	-	-	-
11.3	Other		-	-	-	-	-	-
11.4	Unearned income (-)		(45 744)	-	(45.744)	(16 531)	(30 719)	(47.250)
XII.	**DERIVATIVE FINANCIAL ASSETS FOR HEDGING PURPOSES**	(11)	-	-	-	-	-	-
12 1	Fair value hedge		-	-	-	-	-	-
12.2	Cash flow hedge		-	-	-	-	-	-
12 3	Hedge of net investment risks in foreign operations		-	-	-	-	-	-
XIII.	**TANGIBLE ASSETS (Net)**	(12)	73.745	-	73.745	61.075	-	61.075
XIV.	**INTANGIBLE ASSETS (Net)**	(13)	6.932	-	6.932	6.230	-	6.230
14.1	Goodwill		4.111	-	4 111	4 111	-	4 111
14.2	Other		2 821	-	2 821	2.119	-	2 119
XV.	**TAX ASSET**	(14)	4.644	-	4.644	25.365	-	25.365
15.1	Current tax asset		-	-	-	2.610	-	2 610
15.2	Deferred tax asset		4 644	-	4 644	22.755	-	22.755
XVI.	**ASSETS HELD FOR SALE (Net)**	(15)	-	-	-	-	-	-
XVII.	**OTHER ASSETS**	(16)	49.119	1.635	50.754	30.604	959	31.563
	TOTAL ASSETS		3.313.825	891.317	4.205.142	2.127.354	510.527	2.637.881

The accompanying notes form an integral part of these financial statements.

ASYA KATILIM BANKASI A.Ş. CONSOLIDATED BALANCE SHEET

	LIABILITIES	Disc	THOUSAND NEW TURKISH LIRA					
			CURRENT PERIOD Audited (31/12/2006)			PRIOR PERIOD Audited (31/12/2005)		
			TRY	FC	Total	TRY	FC	Total
I.	**FUNDS COLLECTED**	(1)	**1.624.620**	**1.554.158**	**3.178.778**	**1.294.000**	**842.791**	**2.136.791**
II.	**DERIVATIVE FINANCIAL LIABILITIES HELD FOR TRADING**	(2)	-	-	-	-	-	-
III.	**FUNDS BORROWED**	(3)	-	**126.696**	**126.696**	-	**14.307**	**14.307**
IV.	**MONEY MARKET BALANCES**		-	-	-	-	-	-
V.	**MARKETABLE SECURITIES ISSUED (NET)**		-	-	-	-	-	-
VI.	**SUNDRY CREDITORS**		**109.619**	**3.355**	**112.974**	**66.655**	**7.680**	**74.335**
VII.	**OTHER LIABILITIES**	(4)	**32.118**	**20.787**	**52.905**	**43.068**	**12.091**	**55.159**
VIII.	**LEASE PAYABLES (Net)**	(5)	**1.991**	**1.367**	**3.358**	-	**1.595**	**1.595**
8.1	Finance lease payables		2.116	1.408	3.524	-	1.629	1.629
8.2	Operating lease payables		-	-	-	-	-	-
8.3	Other		-	-	-	-	-	-
8.4	Deferred finance lease expenses (-)		(125)	(41)	(166)	-	(34)	(34)
IX.	**DERIVATIVE FINANCIAL LIABILITIES FOR HEDGING PURPOSES**	(6)	-	-	-	-	-	-
9.1	Fair value hedge		-	-	-	-	-	-
9.2	Cash flow hedge		-	-	-	-	-	-
9.3	Hedge of net investment in foreign operations		-	-	-	-	-	-
X.	**PROVISIONS**	(7)	**80.731**	**3.173**	**83.904**	**53.588**	**2.845**	**56.433**
10.1	General loan loss provisions		23.469	3.173	26 642	12 206	2.845	15 051
10.2	Restructuring provisions		-	-	-	-	-	-
10.3	Reserve for employee benefits		7.223	-	7.223	5 020	-	5 020
10.4	Other provisions		50 039	-	50 039	36 362	-	36 362
XI.	**TAX LIABILITY**	(8)	**10.875**	-	**10.875**	-	-	-
11.1	Current tax liability		10.875	-	10.875	-	-	-
11.2	Deferred tax liability		-	-	-	-	-	-
XII.	**PAYABLES RELATED TO ASSETS HELD FOR SALE**	(9)	-	-	-	-	-	-
XIII.	**SUBORDINATED LOANS**	(10)	-	-	-	-	-	-
XIV.	**SHAREHOLDERS' EQUITY**	(11)	**635.652**	-	**635.652**	**299.261**	-	**299.261**
14.1	Paid-in capital		300 000	-	300 000	240 000	-	240 000
14.2	Supplementary capital		150 000	-	150.000	-	-	-
14.2.1	Share premium		150 000	-	150.000	-	-	-
14.2.2	Share cancellation profits		-	-	-	-	-	-
14.2.3	Marketable securities value increase fund		-	-	-	-	-	-
14.2.4	Tangible assets revaluation reserve		-	-	-	-	-	-
14.2.5	Intangible assets revaluation reserve		-	-	-	-	-	-
14.2.6	Bonus shares obtained from associates, subsidiaries and jointly controlled entities		-	-	-	-	-	-
14.2.7	Hedging funds (Effective portion)		-	-	-	-	-	-
14.2.8	Value increase on assets held for resale		-	-	-	-	-	-
14.2.9	Other capital reserves		-	-	-	-	-	-
14.3	Profit reserves		38 569	-	38 569	35.931	-	35 931
14.3.1	Legal reserves		7.544	-	7.544	5.593	-	5.593
14.3.2	Status reserves		-	-	-	-	-	-
14.3.3	Extraordinary reserves		31.025	-	31.025	30.338	-	30 338
14.3.4	Other profit reserves		-	-	-	-	-	-
14.4	Profit or loss		139 487	-	139 487	17.930	-	17.930
14.4.1	Prior year income/loss		(4.708)	-	(4.708)	(71.443)	-	(71.443)
14.4.2	Current year income/loss		144.195	-	144.195	89.373	-	89.373
14.5	Minority shares	(12)	7.596	-	7.596	5.400	-	5 400
	TOTAL LIABILITIES AND EQUITY		**2.495.606**	**1.709.536**	**4.205.142**	**1.756.572**	**881.309**	**2.637.881**

The accompanying notes form an integral part of these financial statements.

ASYA KATILIM BANKASI A.Ş. CONSOLIDATED OFF BALANCE SHEET CONTINGENCIES AND COMMITMENTS

			THOUSAND NEW TURKISH LIRA					
			CURRENT PERIOD Audited (31/12/2006)			PRIOR PERIOD Audited (31/12/2005)		
		Disc.	TRY	FC	Total	TRY	FC	Total
A.	**OFF BALANCE SHEET COMMITMENTS AND CONTINGENCIES (I+II+III)**		**4.014.938**	**2.976.971**	**6.991.909**	**2.658.056**	**1.739.795**	**4.397.851**
I.	**GUARANTEES**	(1), (3)	**3.283.660**	**2.976.971**	**6.260.631**	**2.172.616**	**1.739.795**	**3.912.411**
1.1.	Letters of Guarantees		3.275.221	1.901.654	5.176 875	2.149.017	1.122.520	3 271.537
1.1.1.	Guarantees subject to State Tender Law		-	-	-	-	-	-
1.1.2.	Guarantees given for foreign trade operations		-	-	-	-	-	-
1.1.3.	Other letters of guarantee		3 275.221	1.901.654	5.176 875	2.149.017	1.122 520	3.271.537
1.2.	Bank loans		-	132.761	132.761	-	70 820	70 820
1.2.1.	Import letter of acceptances		-	132.761	132 761	-	70.820	70 820
1.2.2.	Other bank acceptances		-	-	-	-	-	-
1.3.	Letter of credits		-	894 678	894.678	-	530.818	530 818
1.3.1.	Documentary letter of credits		-	-	-	-	-	-
1.3.2.	Other letter of credits		-	894 678	894.678	-	530 818	530 818
1.4.	Prefinancing given as guarantee		-	-	-	-	-	-
1.5.	Endorsements		-	-	-	-	-	-
1.5.1.	Endorsements to the Central Bank of Turkey		-	-	-	-	-	-
1.5 2.	Other endorsements		-	-	-	-	-	-
1.6.	Other guarantees		8 439	47.878	56 317	23.599	15 637	39.236
1.7.	Other collaterals		-	-	-	-	-	-
II.	**COMMITMENTS**	(1)	**731.278**	-	**731.278**	**485.440**	-	**485.440**
2.1.	Irrevocable commitments		731.278	-	731.278	485.440	-	485.440
2.1.1.	Forward asset purchase commitments		-	-	-	-	-	-
2.1.2.	Share capital commitment to associates and subsidiaries		-	-	-	-	-	-
2.1.3.	Loan granting commitments		-	-	-	-	-	-
2 1.4.	Securities underwriting commitments		-	-	-	-	-	-
2.1.5.	Commitments for reserve deposit requirements		-	-	-	-	-	-
2.1.6	Payment commitment for checks		308 811	-	308 811	251.256	-	251.256
2.1.7.	Tax and fund liabilities from export commitments		-	-	-	-	-	-
2.1.8.	Commitments for credit card expenditure limits		422.467	-	422.467	234.184	-	234.184
2.1.9.	Receivables from short sale commitments		-	-	-	-	-	-
2.1.10	Payables for short sale commitments		-	-	-	-	-	-
2.1.11.	Other irrevocable commitments		-	-	-	-	-	-
2.2.	Revocable commitments		-	-	-	-	-	-
2.2.1.	Revocable loan granting commitments		-	-	-	-	-	-
2.2 2.	Other revocable commitments		-	-	-	-	-	-
III.	**DERIVATIVE FINANCIAL INSTRUMENTS**		-	-	-	-	-	-
3.1	Derivative financial instruments for hedging purposes		-	-	-	-	-	-
3.1.1	Fair value hedge		-	-	-	-	-	-
3.1.2	Cash flow hedge		-	-	-	-	-	-
3.1.3	Hedge of net investment in foreign operations		-	-	-	-	-	-
3.2	Held for trading transactions		-	-	-	-	-	-
3.2 1	Forward foreign currency buy/sell transactions		-	-	-	-	-	-
3.2 1.1	Forward foreign currency transactions-buy		-	-	-	-	-	-
3.2.1.2	Forward foreign currency transactions-sell		-	-	-	-	-	-
3 2.2	Other Forward buy/sell transactions		-	-	-	-	-	-
3.3	Other		-	-	-	-	-	-
B.	**CUSTODY AND PLEDGED ITEMS (IV+V+VI)**		**35.954.486**	**25.827.239**	**61.781.725**	**5.393.977**	**1.012.454**	**6.406.431**
IV.	**ITEMS HELD IN CUSTODY**		**392.601**	**503.620**	**896.221**	**830.998**	**395.016**	**1.226.014**
4 1.	Assets under management		-	-	-	-	-	-
4 2	Investment securities held in custody		-	-	-	-	-	-
4 3.	Checks received for collection		310 028	28 791	338 819	670 849	99 030	769 879
4 4.	Commercial notes received for collection		82.570	64 163	146 733	160 148	98 491	258 639
4 5.	Other assets received for collection		-	410 666	410 666	-	197.495	197 495
4.6	Assets received for public offering		-	-	-	-	-	-
4.7.	Other items under custody		3	-	3	1	-	1
4.8.	Custodians		-	-	-	-	-	-
V.	**PLEDGED ITEMS**		**35.561.885**	**25.323.619**	**60.885.504**	**4.562.979**	**617.438**	**5.180.417**
5 1.	Marketable securities		100 347	120 255	220 602	-	-	-
5.2.	Guarantee notes		12.680.953	9.561.352	22 242.305	251	5	256
5.3.	Commodity		300 190	61.716	361.906	-	-	-
5 4.	Warranty		-	-	-	-	-	-
5.5.	Properties		4 811 014	783 663	5 594 677	2 739 592	536 588	3 276 180
5 6.	Other pledged items		17 669 381	14 796 633	32 466 014	1.823.136	80 845	1.903.981
5.7.	Pledged items-depository		-	-	-	-	-	-
VI.	**ACCEPTED INDEPENDENT GUARANTEES AND WARRANTIES**		-	-	-	-	-	-
	TOTAL OFF BALANCE SHEET ACCOUNTS (A+B)		**39.969.424**	**28.804.210**	**68.773.634**	**8.052.033**	**2.752.249**	**10.804.282**

The accompanying notes form an integral part of these financial statements.

ASYA KATILIM BANKASI A.Ş. CONSOLIDATED STATEMENT OF INCOME

			THOUSAND NEW TURKISH LIRA	
		Disc.	CURRENT PERIOD Audited (31/12/2006)	PRIOR PERIOD Audited (31/12/2005)
I.	**PROFIT SHARE INCOME**	(1)	**482.091**	**311.603**
1.1	Profit share on loans		408.796	270.543
1.2	Profit share on reserve deposits		13.962	7.983
1.3	Profit share on banks		23.705	11.563
1.4	Profit share on money market placements		-	-
1.5	Profit share on marketable securities portfolio		-	-
1.5.1	Held-for-trading financial assets		-	-
1.5.2	Financial assets at fair value through profit and loss		-	-
1.5.3	Available-for-sale financial assets		-	-
1.5.4	Investments held-to-maturity		-	-
1.6	Finance lease Income		35 628	21.514
1.7	Other profit share income		-	-
II.	**PROFIT SHARE EXPENSE**	(2)	**(222.262)**	**(167.820)**
2.1	Expense on profit sharing accounts		(217.508)	(167.437)
2.2	Profit share expense on funds borrowed		(4 660)	(383)
2.3	Profit share expense on money market borrowings		-	-
2.4	Expense on securities issued		-	-
2.5	Other profit share expenses		(94)	-
III.	**NET PROFIT SHARE INCOME (I - II)**		**259.829**	**143.783**
IV.	**NET FEES AND COMMISSIONS INCOME**		**125.307**	**86.116**
4.1	Fees and commissions received		172.380	103.707
4.1.1	Cash loans		30 141	15 865
4.1.2	Non-cash loans		89 222	53.569
4.1.3	Other	(12)	53 017	34.273
4.2	Fees and commissions paid		(47.073)	(17.591)
4.2.1	Cash loans		(139)	-
4.2.2	Non-cash loans		-	-
4.2.3	Other	(12)	(46 934)	(17.591)
V.	**DIVIDEND INCOME**	(3)	-	-
VI.	**NET TRADING INCOME**	(4)	**(26.328)**	**16.269**
6.1	Profit/losses on trading securities		-	-
6.2	Foreign exchange gains/losses		(26 328)	16 269
VII.	**OTHER OPERATING INCOME**	(5)	**170.777**	**72.929**
VIII.	**TOTAL OPERATING INCOME (III+IV+V+VI+VII)**		**529.585**	**319.097**
IX.	**PROVISION FOR LOAN LOSSES AND OTHER RECEIVABLES (-)**	(6)	**(75.687)**	**(48.128)**
X.	**OTHER OPERATING EXPENSES (-)**	(7)	**(258.741)**	**(173.667)**
XI.	**NET OPERATING INCOME/(LOSS) (VIII-IX-X)**		**195.157**	**97.302**
XII.	**AMOUNT IN EXCESS RECORDED AS GAIN**		-	-
XIII.	**GAIN / (LOSS) ON EQUITY METHOD**		-	-
XIV.	**GAIN / (LOSS) ON NET MONETARY POSITION**		-	-
XV.	**INCOME/(LOSS) BEFORE TAXES (XI+XII+XIII+XIV)**	(8)	**195.157**	**97.302**
XVI.	**PROVISION FOR TAXES ON INCOME (±)**	(9)	**(50.490)**	**(8.017)**
16.1	Provision for current income taxes		(32.379)	(2 360)
16.2	Provision for deferred taxes		(18 111)	(5.657)
XVII.	**NET OPERATING INCOME AFTER TAXES (XV±XVI)**	(10)	**144.667**	**89.285**
17.1	Discontinued Operations		-	-
17.2	Other		144 667	89.285
XVIII.	**NET PROFIT/(LOSS)**	(11)	**144.667**	**89.285**
18.1	Group's profit/loss		144 195	89.373
18.2	Minority shares		472	(88)
	Earnings per share		0,52	0,37

ASYA KATILIM BANKASI A.Ş. CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS EQUITY
THOUSAND NEW TURKISH LIRA

	CHANGES IN SHAREHOLDERS EQUITY	Dipn.	Paid-in Capital	Inflation Adjustment to Paid-in Capital	Share Premium	Share Certificate Cancellation Profits	Legal Reserves	Status Reserves	Extraordinary Reserves	Other Reserves	Net Period Profit/(Loss)	Prior Period Net Profit/(Loss)	Marketable Securities Value Increase Fund	Total Equity Except Minority Shares	Minority Shares	Total Equity
	PRIOR PERIOD AUDITED (01/01-31/12/2005)															
I.	Beginning Balance		120 000	53 163	-	-	3 694	-	10.368	-	36 749	(73 632)	375	150 717	4 877	155 594
II.	Corrections according to TAS 8		-	-	-	-	-	-	-	-	-	699	-	699	523	1 222
2.1	The effect of corrections of errors		-	-	-	-	-	-	-	-	-	-	-	-	-	-
2.2	The effects of changes in accounting policy		-	-	-	-	-	-	-	-	-	699	-	699	523	1 222
III.	New Balance (I+II)		120 000	53 163	-	-	3 694	-	10 368	-	36 749	(72.933)	375	151 416	5 400	156 816
	Changes in period															
IV.	Increase/Decrease related to merger		-	-	-	-	-	-	-	-	-	-	-	-	-	-
V.	Investments securities available for sale		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VI.	Hedging Transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.1	Cash-flow hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.2	Transfer to hedge of net investment in foreign operations		-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Transferred amounts		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII.	Investments securities available for sale		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VIII.	Hedging transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.1	Cash-flow hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-
8.2	Hedge of net investment in foreign operations		-	-	-	-	-	-	-	-	-	-	-	-	-	-
IX.	Period net income/(loss)		-	-	-	-	-	-	-	-	89.373	-	-	89 373	-	89 373
X.	Profit distribution		-	-	-	-	1 899	-	26.176	-	(36.749)	1 490	-	(7.184)	-	(7.184)
10.1	Dividends distributed		-	-	-	-	-	-	-	-	(7.135)	-	-	(7.135)	-	(7.135)
10.2	Transfers to reserves		-	-	-	-	1 883	-	26 176	-	(28.059)	-	-	-	-	-
10.3	Other		-	-	-	-	16	-	-	-	(1.555)	1 490	-	(49)	-	(49)
XI.	Capital increase		120 000	(53 163)	-	-	-	-	(6 206)	-	-	-	(375)	60 256	-	60 256
11.1	Cash		60 000	-	-	-	-	-	-	-	-	-	-	60 000	-	60.000
11.2	Tangible assets value increase in revaluation fund		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.3	Bonus shares from associates, subsidiaries and jointly controlled entities		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.4	Marketable securities value increase fund		-	-	-	-	-	-	-	-	-	-	256	256	-	256
11.5	Inflation adjustment to paid-in capital		53 163	(53 163)	-	-	-	-	-	-	-	-	-	-	-	-
11.6	Issuance of share certificates		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.7	Foreign exchange differences		-	-	-	-	-	-	-	-	-	-	-	-	-	-
11.8	Other		6 837	-	-	-	-	-	(6 206)	-	-	-	(631)	-	-	-
XII.	The disposal of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIII.	The reclassification of assets		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XIV.	Primary subordinated loans		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XV.	Secondary subordinated loans		-	-	-	-	-	-	-	-	-	-	-	-	-	-
XVI.	The effect of change in associate's equity		-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Closing Balance (III+IV+.....+XIV+XV+XVI)		240.000	-	-	-	5 593	-	30 338	-	89.373	(71 443)	-	293 861	5 400	299.261
	CURRENT PERIOD AUDITED (01/01-31/12/2006)															
I.	Prior period balance		240 000	-	-	-	5.593	-	30.338	-	89.373	(71 443)	-	293 861	5 400	299.261
	Changes in period															
II.	Increase/Decrease related to merger		-	-	-	-	-	-	-	-	-	-	-	-	-	-
III.	Investments securities available for sale		-	-	-	-	-	-	-	-	-	-	-	-	-	-
IV.	Hedging Transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-
4.1	Cash-flow hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-
4.2	Transfer to hedge of net investment in foreign operations		-	-	-	-	-	-	-	-	-	-	-	-	-	-
	Transferred amounts		-	-	-	-	-	-	-	-	-	-	-	-	-	-
V.	Investments securities available for sale		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VI.	Hedging transactions		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.1	Cash-flow hedge		-	-	-	-	-	-	-	-	-	-	-	-	-	-
6.2	Hedge of net investment in foreign operations		-	-	-	-	-	-	-	-	-	-	-	-	-	-
VII.	Period net income/(loss)		-	-	-	-	-	-	-	-	144 195	-	-	144 195	472	144 667
VIII.	Profit distribution		-	-	-	-	1 951	-	687	-	(89.373)	66 735	-	(20 000)		(20.000)
8.1	Dividends distributed		-	-	-	-	-	-	-	-	-	(20 000)	-	(20 000)		(20 000)
8.2	Transfers to reserves		-	-	-	-	1 951	-	687	-	-	(2.638)	-	-		-
8.3	Other		-	-	-	-	-	-	-	-	(89.373)	89.373	-	-		-
IX.	Capital increase		60 000	-	150 000	-	-	-	-	-	-	-	-	210 000	1.724	211.734
9.1	Cash		-	-	-	-	-	-	-	-	-	-	-	-		-
9.2	Tangible assets value increase in revaluation fund		-	-	-	-	-	-	-	-	-	-	-	-		-
9.3	Bonus shares from associates, subsidiaries and jointly controlled entities		-	-	-	-	-	-	-	-	-	-	-	-		-
9.4	Marketable securities value increase fund		-	-	-	-	-	-	-	-	-	-	-	-		-
9.5	Inflation adjustment to paid-in capital		-	-	-	-	-	-	-	-	-	-	-	-		-
9.6	Issuance of share certificates		60 000	-	150 000	-	-	-	-	-	-	-	-	210 000		210 000
9.7	Foreign exchange differences		-	-	-	-	-	-	-	-	-	-	-	-		-
9.8	Other		-	-	-	-	-	-	-	-	-	-	-	-		-
X.	The disposal of assets		-	-	-	-	-	-	-	-	-	-	-	-		-
XI.	The reclassification of assets		-	-	-	-	-	-	-	-	-	-	-	-		-
XII.	Primary subordinated loans		-	-	-	-	-	-	-	-	-	-	-	-		-
XIII.	Secondary subordinated loans		-	-	-	-	-	-	-	-	-	-	-	-		-
XVI.	The effect of change in associate's equity		-	-	-	-	-	-	-	-	-	-	-	-		-
	Closing Balance (I+II+III+......+XII+XIII+XIV)		300.000	-	150 000	-	7 544	-	31 025	-	144 195	(4 708)	-	628 056	7 596	633 652

The accompanying notes form an integral part of these financial statements.

ASYA KATILIM BANKASI A.Ş. CONSOLIDATED STATEMENT OF CASH FLOW

		Disc.	THOUSAND NEW TURKISH LIRA CURRENT PERIOD Audited (31/12/2006)	PRIOR PERIOD Audited (31/12/2005)
A.	**CASH FLOWS FROM BANKING OPERATIONS**			
1.1	**Operating profit before changes in operating assets and liabilities**		210.825	143.673
1.1.1	Profit share income received		470 952	305 344
1.1.2	Interest paid		(209 933)	(163 276)
1.1.3	Dividend received		-	-
1.1.4	Fees and commissions received		172.380	103 707
1.1.5	Other income		153 390	73 188
1.1.6	Collections from previously written off loans		12 561	-
1.1.7	Payments to personnel and service suppliers		(84 425)	(58 065)
1.1.8	Taxes paid		(28 306)	(160)
1.1.9	Others	2	(275.794)	(117.065)
1.2	**Changes in operating assets and liabilities**		102.673	(195.780)
1.2.1	Net (increase) decrease in financial assets		-	-
1.2.2	Net (increase) decrease in financial assets at fair value through profit or loss		-	-
1.2.3	Net (increase) decrease in due from banks and other financial institutions		(79 194)	(14 008)
1.2.4	Net (increase) decrease in loans		(972.830)	(760 079)
1.2.5	Net (increase) decrease in other assets		(16 572)	(6.531)
1.2.6	Net increase (decrease) in bank deposits		(545 666)	223.500
1.2.7	Net increase (decrease) in other deposits		1.576 899	343 633
1.2.8	Net increase (decrease) in funds borrowed		110 814	(13.226)
1.2.9	Net increase (decrease) in matured payables		-	-
1.2.10	Net increase (decrease) in other liabilities	2	29 222	30 931
I.	**Net cash provided from banking operations**		313.498	(20.617)
B.	**CASH FLOWS FROM INVESTING ACTIVITIES**			
II.	**Net cash provided from investing activities**		(36.977)	(42.078)
2.1	Cash paid for purchase of entities under common control, associates and subsidiaries		(22.290)	(28.449)
2.2	Cash obtained from sale of entities under common control, associates and subsidiaries		-	-
2.3	Fixed assets purchases		(21.475)	(10.216)
2.4	Fixed assets sales		6 783	538
2.5	Cash paid for purchase of financial assets available for sale		-	(93)
2.6	Cash obtained from sale of financial assets available for sale		5	-
2.7	Cash paid for purchase of investment securities		-	-
2.8	Cash obtained from sale of investment securities		-	-
2.9	Others	1	-	(3 858)
C.	**CASH FLOWS FROM FINANCING ACTIVITIES**			
III.	**Net cash provided from financing activities**		183.120	52.816
3.1	Cash obtained from funds borrowed and securities issued		-	-
3.2	Cash used for repayment of funds borrowed and securities issued		-	-
3.3	Capital increase		210 000	60 000
3.4	Dividends paid		(20 000)	(7.135)
3.5	Payments for finance leases		(8 604)	-
3.6	Other	1	1.724	(49)
IV.	**Effect of change in foreign exchange rate on cash and cash equivalents**	1	17.540	(524)
V.	**Net increase / (decrease) in cash and cash equivalents**		477.181	(41.893)
VI.	**Cash and cash equivalents at the beginning of the year**		291.501	333.394
VII.	**Cash and cash equivalents at the end of the year**		768.682	291.501

The accompanying notes form an integral part of these financial statements

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION THREE

ACCOUNTING PRINCIPLES

I. Explanations on Basis of Presentation

1. Presentation of Financial Statements

As prescribed in Article 37 of the Banking Act No: 5411, banks have to be in line with the principles and procedures established by the Banking Regulation and Supervision Agency ("BRSA") to ensure the uniformity in their accounting systems; record all their transactions accurately; and timely and fairly prepare their financial reports in a style and format that will meet the requirements of providing information, that is clearly reliable and comparable and suitable for auditing, analysis and interpretation.

Banks shall not settle their balance sheets without ensuring reconciliation with legal and auxiliary books and records, branches and domestic and foreign correspondents.

The Parent Bank prepares its statutory books, financial statements, and all related documents that provide a basis for those financial statements in accordance with the Turkish Accounting Standards ("TAS") and regulation on "Procedures And Principles Regarding The Accounting Practices And Documentation of Banks" published in the Official Gazette dated November 1, 2006 and numbered 26333, Turkish Commercial Code and Tax Legislation.

The Parent Bank prepares consolidated financial statements by applying accounting policies and basis of accounting in accordance with the Turkish Accounting Standards ("TAS") and related communiqués, pronouncements and explanations issued by the Banking Regulation and Supervision Agency (BRSA). Related accounting policies and basis of accounting are explained in notes II-XXII below.

1.1. Accounting Policies Applied

Prior period consolidated financial statements are restated as described below, in line with the provisions of the Turkish Accounting Standards Board No: 1 "Fundamentals of Preparing and Presenting Financial Statements" published on Official Gazette numbered No: 25702 on January 16, 2005,and in accordance with the Turkish Accounting Standards and Turkish Financial Reporting Standards; and other principles, methods and explanations about accounting and financial reporting procedures issued by BRSA. The adjustments to the 2005 financial statements, are summarized below:

Explanation (Thousand TRY)	Net Profit for the Year 2005	Previous Years Losses	Equity
Prior to transition to TFRS	90.286	(72.142)	18.144
Employee benefits	(3.135)	(428)	(3.563)
Deferred tax impact	1.059	741	1.800
Insurance Technique Provisions	132	911	1.043
Other Provisions	(142)	-	(142)
Goodwill Amortization Adjusment	1.171	-	1.171
Changes in Minority Share	2	(525)	(523)
Total adjustments	(913)	699	(214)
Subsequent to transition to TFRS	89.373	(71.443)	17.930

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION THREE (Cont'd)

ACCOUNTING PRINCIPLES (Cont'd)

I. Explanations on Basis of Presentation (Cont'd)

2. Basis of Accounting

Accompanying financial statements are based on the Group's legal books. The Group has recorded the adjustments of inflation accounting to its legal books starting from 30 June 2004 to 31 December 2004 according to Act No: 5024 of the Tax Law. As of 31 December 2003, consolidated financial statements are prepared in accordance with the legal books and historical cost principle except for the revaluation of fixed assets and those consolidated financial statements include adjustments and reclassifications with the restatement for the changes in the general purchasing power of the Turkish Lira in accordance with Turkish Accounting Standard No. 29 "Financial Reporting in Hyperinflationary Economies" ("TAS 29") before 31 December 2004, for the purpose of fair presentation.

2.1 Inflationary Accounting

TAS 29 requires that financial statements prepared in the currency of a hyperinflationary economy be stated in terms of the measuring unit current at the balance sheet date. Accordingly, financial statements of the Bank before 31 December 2004 include restatement to reflect changes in the purchasing power of the Turkish Lira as required by TAS 29 "Financial Reporting in Hyperinflationary Economies".

TAS 29 requires the application of preparing financial statements in accordance with the provisions of TAS 29 to be ceased, if the main indicators of the hyperinflationary economy do not exist and the cessation of inflation accounting application due to the fact that hyperinflationary period is over.

As stated by the BRSA circular No: 2 dated 28 April 2005, the indicators of hyperinflationary period are no longer valid and as explained in the BRSA resolution dated 21 April 2005 and numbered 1623, the inflation accounting is revoked after 1 January 2005, and the requirement for banks to prepare their financial statements according to this regulation is no longer in effect.

The main indicators of the hyperinflationary economy are listed below:

a) Based on the banking sector data as of January 2005, TRY deposits constitute majority of total deposit and foreign currency deposits have a decreasing trend;

b) Based on the banking sector data as of January 2005, TRY loans constitute the majority of total loan balance and foreign currency loans have a decreasing trend;

c) Price of short term transactions are determined without any interest cost;

d) Issuing of government securities in return of cash does not depend on the price index.

e) Increase in rate of Wholesale Price Index is declined to below certain limits according to the announcements of the Turkish State Institute of Statistics.

SECTION THREE (Cont'd)

ACCOUNTING PRINCIPLES (Cont'd)

II. Explanations on Strategy of Financial Assets and Foreign Currency Transactions Usage

The Group manages its strategies about financial instruments depending on the source. Those sources constitute of current and profit sharing accounts. Liabilities shall be covered with sufficient liquidity level. As of the balance sheet date, the Group's assets and equity are sufficient to cover its liabilities.

The Group does not carry a significant foreign currency position risk due to the existing floating exchange rate regime. The investment decisions are made by taking into consideration the maturity structure of the balance sheet items. The Bank determines specific limits for the balance sheet. The allocation of asset items is designated, and yield analysis is made based on this designation.

In the statutory books of the Group, the transactions recorded in foreign currencies (all other currencies except the New Turkish Lira) are translated into the New Turkish Lira with the exchange rates prevailing at the transaction dates. Monetary asset and liabilities denominated in foreign currencies are translated into the New Turkish Lira with the year end exchange rates of the Bank. Foreign exchange gain or losses arising from translation of monetary items and foreign currency denominated collections or disbursements are recognized in the income statement.

III. Explanations on Forward and Option Contracts and Derivative Instruments

The Group has nor forward or option contracts or derivative transactions for hedging purposes.

IV. Explanations on Profit Share Income and Expenses

Profit share income and expenses are recognized in the income statement on an accrual basis.

Realized and unrealized interest accruals of the non-performing loans are reversed and interest income in connection with these loans is recorded as interest income only to the extent when they are collected.

V. Explanations on Fees and Commission Income and Expenses

Fees and commission income and expenses, fee and commission expenses paid to other institutions in connection with the borrowings and profit share income from subsidiaries are recorded as income or expense on cash basis. Any significant transactions having maturity other than those are recorded on an accrual basis.

SECTION THREE (Cont'd)

ACCOUNTING PRINCIPLES (Cont'd)

VI. Explanations on Financial Assets

Financial instruments comprise of financial assets, financial liabilities and derivative instruments. Financial assets and financial liabilities are recognized in the Group's balance sheet when the Group becomes a party to the contractual provisions of the instrument.

Basically, financial assets form the majority of the commercial activities and operations of the Group. Financial instruments have the ability to create, modify or reduce the liquidity, credit and market risks of the Group's financial statements.

Fair value is the amount for which an asset could be exchanged or a liability settled, between knowledgeable willing parties in an arms length transaction. Fair value is best evidenced by a market price, being the amount obtainable from the sale, or payable on the acquisition, of a financial instrument in an active market, if one exists.

Estimated fair values of financial assets are determined by the Group using information about the market and relevant valuation methods. However, interpretation of market information is necessary to determine fair value. Therefore, estimated fair values presented in this report may not be necessarily equivalent of the disposal values of such assets derived from current market conditions. Some of the financial instruments' carrying values (which are same with their cost values) are assumed to be equal to their fair values because of their short term nature.

The methods and assumptions used in determining the reasonable estimated values of all of the financial instruments are mentioned below.

Cash, Banks, and Other Financial Institutions:

Cash and cash equivalents comprise of cash on hand, demand deposits, and highly liquid short-term investments not bearing risk of significant value change, and that are readily convertible to a known amount of cash. The book values of these financial assets approximate to their fair values.

Marketable Securities:

Marketable securities at fair value through profit or loss are classified in two categories: i) Marketable securities classified as trading securities: acquired or incurred principally for the purpose of selling or repurchasing it in the near term in order to benefit from short-term profit opportunities; ii) The marketable securities classified as marketable securities at fair value through profit or loss at inception. The Group uses such classification above when permitted or for the purposes of providing a more proper presentation.

In this group, trading securities are initially recognized at cost and measured at fair value on the financial statements. Fair values of debt securities that are traded in an active market are determined based on quoted prices or current market prices.

The difference between initial cost and fair value of financial assets at fair value through profit and loss is reflected to interest income or diminution in value of marketable securities accounts. Interest income and dividends from financial assets at fair value through profit and loss are reflected in interest income and dividend income.

SECTION THREE (Cont'd)

ACCOUNTING PRINCIPLES (Cont'd)

VI. Explanations on Financial Assets (Cont'd)

Investments held to maturity include securities with fixed or determinable payments and fixed maturity where there is an intention of holding until maturity and the relevant conditions for fulfillment of such intention, including the funding ability. This portfolio excludes loans and receivables. After the initial recognition held to maturity investments are measured at amortized cost by using effective interest rate less impairment losses, if any. The Group has no financial assets acquired that are classified as held to maturity investments and will not be subject to the classification of this portfolio for two years due to not applying the tainting rules.

The profit share income received from held to maturity investments are recorded as profit share income in the income statement.

The marketable securities classified as available for sale securities are initially recognized at cost including the transaction costs. After the initial recognition, available for sale securities are measured at fair value and the unrealized gain/loss arising from the difference between the amortized cost and the fair value is recorded in "Marketable Securities Value Increase Fund" under the equity. At the disposal of available for sale financial assets, value increase/decrease recorded in "Marketable Securities Value Increase Fund" under equity is transferred to the income statement.

As of 31 December 2006, the Group does not have securities at fair value through profit or loss, held to maturity or available for sale portfolio.

Loans and Receivables:

Loans and receivables are recognized at amortized cost. Fees, transaction costs and other similar costs in connection with the guarantees of loans and receivables are not considered as part of the transaction cost and recognized in the income statement.

Loans are transferred to the relevant accounts with their cash amounts and income accruals are calculated by using the internal rate of return method and related income is recorded in profit share income item. Foreign currency and foreign currency indexed loans are evaluated and evaluation differences are accounted under "Foreign Exchange Gains" and/or "Foreign Exchange Loss" in the income statement.

Loans extended by the Bank are recognized on the basis of TAS 39 "Recognition and Measurement of Financial Instruments".

SECTION THREE (Cont'd)

ACCOUNTING PRINCIPLES (Cont'd)

VI. Explanations on Financial Assets (Cont'd)

In the presence of evidences about doubts on collection of loans, classification and provisioning of such loans are accounted in conformity with the prevailing regulations, and such specific provisions are recognized in the income statement. Collections attributable to these loans are recognized in the profit share income received from "Doubtful Loans and Receivables".

Released provisions are accounted as cancellation of such provisions if realized in the current year, and the remaining amounts are recognized in the account of collections from the prior year expenses.

VII. Explanations on Impairment of Financial Assets

At each balance sheet date, the Group evaluates the carrying amounts of its financial assets or a group of financial assets to determine whether there is an objective indication that those assets have suffered an impairment loss. If any such indication exists, the Bank determines the related impairment.

A financial asset or a financial asset group is subject to impairment loss only if there is an objective indicator related to the occurrence of one or more than one event ("loss event") subsequent to the initial recognition of that asset has an effect on the reliable estimate of the expected future cash flows of the related financial asset and asset group. Irrespective of their high probability of incurrence, future expected losses are not recognized.

VIII. Explanations on Offsetting of Financial Assets and Liabilities

Financial assets and liabilities are offset when the Group has a legally enforceable right to set off, and when the Group has the intention of collecting or paying the net amount of related assets and liabilities or when the Group has the right to offset the assets and liabilities simultaneously.

IX. Explanations on Sales and Repurchase Agreements and Securities Lent

The Group does not have any repurchase agreements or lent securities.

SECTION THREE (Cont'd)

ACCOUNTING PRINCIPLES (Cont'd)

X. Explanations on Assets Held for Sale and Discontinued Operations

The principles on accounting, assessment and disposal of assets held for sale are determined based on the Communiqué on "Banking Procedures and Principles on Trading of Precious Metals and Assets Held For Sale" published in the Official Gazette numbered 26333 on 1 November 2006.

The Parent Bank has held for sale assets in the balance sheet and the Group still continues to depreciate those assets since the Group does not have a formal plan to dispose these assets within one year subsequent to their classification date. Within this context, these assets are classified as tangible assets instead of assets held for sale in the accompanying financial statements.

Assets that meet the criteria to be classified as held for sale are measured at the lower of its carrying amount and fair value less costs to sell. Depreciation of such assets is ceased and they are presented separately in the balance sheet. In order to classify a tangible fixed asset as held for sale, the asset (or the disposal group) should be available for an immediate sale in its present condition subject to the terms of any regular sales of such assets (or such disposal groups) and the sale should be highly probable. For a highly probable sale, the appropriate level of management must be committed to a plan to sell the asset (or the disposal group), and an active program to complete the plan should be initiated to locate a customer. Also, the asset (or the disposal group) should have an active market sale value, which is a reasonable value in relation to its current fair value. Also, the sale should be recognized as a completed sale within one year after the classification date; and the necessary transactions and procedures attributable to the completion of the plan should indicate a remote possibility of significant changes effecting or eliminating the plan. Events or circumstances may extend the completion of the sale more than one year. Such assets are still classified as held for sale if there is sufficient evidence that the delay in the sale process is due to the events and circumstances occurred beyond the control of the entity or the entity remains committed to its plan to sell the asset (or disposal group).

A discontinued operation is a division of a bank that either has been disposed of, or is classified as held for sale. Gains or losses relating to discontinued operations are presented separately in the income statement.

XI. Explanations on Goodwill and Other Intangible Assets

Goodwill arising on the acquisition of a subsidiary or a jointly controlled entity represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary or jointly controlled entity recognized at the date of acquisition. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill is allocated to each of the Group's cash-generating units expected to benefit from the synergies of the combination.

SECTION THREE (Cont'd)

ACCOUNTING PRINCIPLES (Cont'd)

XI. Explanations on Goodwill and Other Intangible Assets (Cont'd)

Cash-generating units to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period. On disposal of a subsidiary or a jointly controlled entity, the attributable amount of goodwill is included in the determination of the profit or loss on disposal.

Intangible assets acquired before January 1, 2005 are accounted for at restated cost less accumulated depreciation and any impairment reserve, and the intangible assets acquired in subsequent periods are accounted for at acquisition cost less accumulated depreciation and any impairment reserve if any, for the ones acquired before January 1, 2005. Intangible assets are amortized with straight line method by considering their useful lives. Amortization method is reviewed at the end of each year periodically. Intangible assets mainly constitute of rights and amortized with the straight line method in 5 years.

XII. Explanations on Tangible Assets

Tangible assets are accounted for the acquisition cost and any other cost incurred until such asset is ready for use. Tangible assets are remeasured at their acquisition cost less accumulated depreciation and impairment reserve, if any.

Depreciation of the assets held less than one year as of the balance sheet date is accounted for proportionately.

If the fair value of tangible assets exceeds their carrying values, impairment losses are set aside for exceeding amounts and these amounts are recognized as impairment in the accompanying financial statements.

Gain or loss resulting from disposals of the tangible assets is recognized in the income statement as the difference between the net proceeds and net book value.

Maintenance costs of the tangible assets are recognized in the income statement as expense.

There are no pledges, mortgages or other restrictions on the tangible assets.

Tangible Asset	Useful Life
Safety Boxes	5 years
Office Equipment	5 years
Furniture and Fixtures	5 years
Vehicles	5 years
Leasehold Improvements	5 years
Land and Buildings	50 years

SECTION THREE (Cont'd)

ACCOUNTING PRINCIPLES (Cont'd)

XIII. Explanations on Leasing Transactions

Group as a Lessor

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee.

Amounts due from lessees under finance leases are recorded as receivables at the amount of the Parent Bank's net investment in the leases. Finance lease income is allocated to the accounting periods so as to reflect a constant periodic rate of return on the Parent Bank's net investment outstanding in respect of the leases.

Group as a Lessee

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee.

Assets held under finance leases are recognized as assets of the Group at fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged to profit or loss, unless they are directly attributable to qualifying assets, in which case they are capitalized in accordance with the Group's general policy on borrowing costs.

As of 31 December 2006, the Group does not have any operating leases.

XIV. Explanations on Provisions and Contingent Liabilities

Provisions are recognized when there is a present obligation which can be settled by an outflow of resources embodying economic benefits that can be estimated reliably. The contingent liabilities are systematically reviewed to determine whether there is a possibility of any economic cash outflows.

XV. Explanations on Liabilities Regarding Employee Benefits

Under the Turkish law and union agreements, lump sum payments are made to employees retiring or involuntarily leaving the Bank. The retirement pay provision recognized in the accompanying financial statements represents the present value of the defined benefit obligation as adjusted for unrecognized actuarial gains and losses in accordance with TAS 19 "Employee Benefits" assuming the termination of entire number of contracts.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION THREE (Cont'd)

ACCOUNTING PRINCIPLES (Cont'd)

XVI. Explanations on Taxation

Tax expense comprises of current tax and deferred tax expenses.

Turkish tax legislation does not permit a parent company and its subsidiary to file a consolidated tax return. Therefore, provisions for taxes, as reflected in the accompanying consolidated financial statements, have been calculated on a separate-entity basis.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. According to Article 25 of Corporate Tax Law No: 4369, corporate tax rate is decreased to 20% for 2006 income. (31 December 2005: 30%)

Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and are accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences and deferred tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized and recognized in the income statement. If deferred tax is in connection with the assets directly associated with the equity, it shall be directly associated with the items of shareholders' equity.

Taxes payables and prepaid taxes are offset since they are levied by the same taxation authority. Deferred tax assets and liabilities are also offset.

The Group has adjusted its statutory financial statements based on inflation accounting as of 1 January 2004 in accordance with Law No: 5024.

XVII. Additional Explanations on Borrowings

Borrowings are recorded in accordance with TAS 39 "Recognition and Measurement of Financial Instruments".

There are no hedging instruments used except for hedging instruments applied for accounting and valuation methods for borrowing liabilities attributable to liquidity and currency risks.

There are no debt securities and convertible bonds issued by the Group.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION THREE (Cont'd)

ACCOUNTING PRINCIPLES (Cont'd)

XVIII. Explanations on Share Certificates

In accordance with the General Assembly decision dated 29 December 2005, restricting the rights attributable to preference shareholders, the capital of the Parent Bank has been increased by TRY 60.000 Thousand by the initial public offering on 12 May 2006. Consequently, the capital has been increased from TRY 240.000 Thousand to TRY 300.000 Thousand. As of 12 May 2006, TRY 60.000 Thousand and TRY 150.000 Thousand is recognized as capital and share premiums, respectively.

As of the report date, there are no dividends related to the Parent Bank's share certificates announced after balance sheet date.

Profit distribution will be announced in the next General Assembly subsequent to the balance sheet date.

XIX. Explanations on Acceptances

Acceptances are realized simultaneously with the payment dates of the customers and they are presented as possible commitments in the off-balance sheet accounts.

XX. Explanations on Government Incentives

There are no government incentives used by the Group.

XXI. Explanations on Segment Reporting

The Parent Bank operates in corporate, commercial and personal banking areas in line with its mission by means of profit/loss sharing methodology. The Group is in process of developing necessary infrastructure for such segment reporting.

XXII. Explanations on Other Matters

There are no other matters other than accounting policies stated above.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FOUR

INFORMATION ON CONSOLIDATED FINANCIAL STRUCTURE

I. Explanations Related to the Consolidated Capital Adequacy Standard Ratio:

The capital adequacy ratio of the Group based on the consolidated financial statements is %18,03. Capital Adequacy Standard Ratio is calculated in accordance with the Communiqué on "Measurement and Assessment of Capital Adequacy of Banks ", which was published in the Official Gazette numbered 26333 on November 1, 2006. In the computation of capital adequacy standard ratio, information prepared in accordance with the statutory accounting requirements is used.

	Risk Weights				**Risk Weights**			
	Consolidated				Bank			
	0%	20%	50%	100%	0%	20%	50%	100%
Amount Subject to Credit Risk								
Balance Sheet Items (Net)	441.082	613.799	1.100.958	1.434.418	440.354	601.161	1.100.958	1.426.051
Cash and Cash Equivalents	54.790	-	-	-	54.762	-	-	-
Matured Marketable Securities	-	-	-	-	-	-	-	-
Due From Central Bank of Turkey	109.742	-	-	-	109.742	-	-	-
Due From Domestic Banks, Foreign Banks, Branches and Head Office Abroad	-	612.351	-	1.068	-	600.406	-	1.068
Interbank Money Market Placements	-	-	-	-	-	-	-	-
Receivables From Reverse Repo Transactions	-	-	-	-	-	-	-	-
Reserve Deposits	133.401	-	-	-	133.401	-	-	-
Loans (*)	108.251	-	1.082.016	991.108	108.251	-	1.082.016	991.108
Non-performing loans (Net)	-	-	-	31.423	-	-	-	31.423
Financial Lease Receivables	-	-	-	213.635	-	-	-	213.635
Available-For-Sale Financial Assets	-	-	-	-	-	-	-	-
Held to Maturity Investments	-	-	-	-	-	-	-	-
Receivables From Installment Sales of Assets	-	-	-	-	-	-	-	-
Sundry Debtors	122	518	-	45.882	122	518	-	16.197
Accrued Profit Share and Income Accruals(*)	5.843	930	18.942	32.316	5.843	237	18.942	32.316
Subsidiaries, Associates and Entities Under Common Control (Net)	-	-	-	56.452	-	-	-	79.307
Tangible Assets	-	-	-	62.198	-	-	-	60.665
Other Assets	28.933	-	-	336	28.233	-	-	332
Off-Balance Sheet Items	189.600	2.112.525	433.087	740.874	189.600	2.112.504	433.087	740.874
Guarantees and Commitments	189.600	2.112.525	433.087	740.874	189.600	2.112.504	433.087	740.874
Derivative Financial Instruments	-	-	-	-	-	-	-	-
Non Risk Weighted Accounts	-	-	-	-	-	-	-	-
Total Risk Weighted Assets	630.682	2.726.324	1.534.045	2.175.292	629.954	2.713.665	1.534.045	2.166.925

(*) The Group does not make any distinctions for having 0% risk weighted loans having cash collateral and corresponding accruals between the equity and profit sharing accounts. For this reason, 30 % of the loans having cash collateral granted through profit sharing accounts are not included in the total of 100% risk weighted loans. As of the report date, the Parent Bank is still working on this matter based on the prevailing regulations.

	Consolidated		Bank	
	Current Period	Prior Period (*)	Current Period	Prior Period (*)
Total Risk Weighted Assets (TRWA)	3.487.579	2.230.730	3.476.681	2.217.472
Amount Subject to Market Risk (ASMR)	32.738	52.713	37.263	50.863
Amount Subject to Operational Risk (ASOR) (**)	-	-	-	-
Shareholders' Equity	634.576	291.710	635.662	292.840
Shareholders' Equity / (TRWA + ASMR + ASOR) *100	18.03	12.77	18.09	12.91

(*) Prior period has been revised comparatively with the current period in accordance with TFRS 1 and the amendments in the prevailing regulations.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FOUR (Cont'd)

INFORMATION ON CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

I. Explanations Related to the Consolidated Capital Adequacy Standard Ratio (Cont'd):

Information related to the components of shareholders' equity:

CORE CAPITAL	Consolidated		Bank	
	Current Period	Prior Period(*)	Current Period	Prior Period(*)
Paid-in Capital	300.000	240.000	300.000	240.000
Nominal capital	300.000	240.000	300.000	240.000
Capital commitments (-)	-	-	-	-
Adjustment to paid-in capital	7.596	5.400	-	-
Share premium	150.000	-	150.000	-
Share Cancellations profits	-	-	-	-
Legal reserves	7.544	5.593	7.509	5.577
First legal reserve (Turkish Commercial Code 466/1)	5.617	4.466	5.582	4.450
Second legal reserve (Turkish Commercial Code 466/2)	1.927	1.127	1.927	1.127
Other legal reserve per special legislation	-	-	-	-
Status reserves	-	-	-	-
Extraordinary reserves	31.025	30.338	31.025	30.338
Reserves allocated by the General Assembly	31.025	30.338	31.025	30.338
Retained earnings	-	-	-	-
Accumulated losses	-	-	-	-
Foreign currency share capital exchange difference	-	-	-	-
Inflationary Adjustment to Legal Reserve, status reserves and extraordinary reserves	-	-	-	-
Profit	145.897	90.359	147.589	92.682
Current year profit	144.195	89.373	146.351	92.682
Prior years' profits	1.702	986	1.238	-
Provision for possible losses up to 25% of the Core Capital	-	-	-	-
Gains on sale of associates and subsidiaries and properties to be added to capital	-	-	-	-
Primary subordinated loans up to 15% of the Core Capital	-	-	-	-
Losses that cannot be covered by reserves (-)	(6.410)	(72.429)	(3.604)	(72.429)
Net current period loss	-	-	-	-
Prior years' losses	(6.410)	(72.429)	(3.604)	(72.429)
Leasehold improvements (-)	(11.547)	(8.870)	(11.546)	(8.868)
Prepaid expenses (-)	(1.473)	(785)	(1.459)	(768)
Intangible assets (-)	(2.821)	(3.690)	(2.816)	(3.690)
Deferred tax asset exceeding 10% of the Core Capital	-	-	-	-
Excess amount in Clause 3, Article 56 of the Banking Law	-	-	-	-
Goodwill (Net) (-)	4.111	4.111	-	-
Total Core Capital	615.700	281.805	616.698	282.842

(*) Prior period has been revised comparatively with the current period in accordance with TFRS 1 and the amendments in the prevailing regulations.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FOUR (Cont'd)

INFORMATION ON CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

I. Explanations Related to the Consolidated Capital Adequacy Standard Ratio (Cont'd):

Information related to the components of shareholders' equity (Cont'd):

SUPPLEMENTARY CAPITAL	Consolidated		Bank	
	Current Period	Prior Period(*)	Current Period	Prior Period(*)
General Loan Loss Reserves	18.998	10.032	18.998	10.032
45% of the revaluation reserve for movable fixed assets	-	-	-	-
45% of the of revaluation reserve for properties	-	-	-	-
Bonus shares obtained from associates, subsidiaries and entities under common	-	-	-	-
Primary subordinated loans excluded in the calculation of the Core Capital	-	-	-	-
Secondary subordinated loans	-	-	-	-
Marketable securities value increase fund	-	-	-	-
Associates and subsidiaries	-	-	-	-
Available for sale securities	-	-	-	-
Indexation differences for capital reserves, profit reserves and retained earnings (Except indexation differences for legal reserves, statutory reserves and extraordinary reserves)	-	-	-	-
Total Supplementary Capital	18.998	10.032	18.998	10.032
TIER III CAPITAL	-	-	-	-
CAPITAL	634.698	291.837	635.696	292.874
DEDUCTIONS FROM THE CAPITAL	122	127	34	34
Equity shares in banks and financial institutions acquired 10% or more of their capital (Domestic, Foreign) that are excluded from the consolidation	122	127	34	34
Equity shares of the Bank in excess of 10% or more of its total core and supplementary capital attributable to banks and financial institutions acquired 10% or less of their capital (Domestic, Foreign)	-	-	-	-
Secondary subordinated loans and primary or secondary subordinated debt placements granted to banks and Financial Institutions (Domestic, Foreign) or Qualified Shareholders	-	-	-	-
Loans granted not in compliance with Articles 50 and 51 of the Banking Law	-	-	-	-
Total net book value of the Bank's real estates in excess of 50% of the equity and in accordance with Article 57 of the Act, net book value of real estates and commodities acquired in exchange of loans and receivables that should be disposed of however; have not been disposed of although it has been 5 years since the beginning of the acquisition date.	-	-	-	-
Other	-	-	-	-
Total Shareholders' Equity	634.576	291.710	635.662	292.840

(*) Prior period has been revised comparatively with the current period in accordance with TFRS 1 and the amendments in the prevailing regulations.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FOUR (Cont'd)

INFORMATION ON CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

II. Explanations Related to Consolidated Credit Risk :

Credit worthiness of the loan customers are monitored and reviewed regularly by the Credit Allocation Department in accordance with the Communiqué on "Determining the Nature of Loan and Other Receivable Provisions Allocated By the Banks and Procedures and Principles of Allocating Provisions" . The account statements are obtained based on the prevailing regulations. Credit limits are determined by the Board of Directors, the Credit Committee of the Group and the credit administration. The Group obtains sufficient guarantee for its risks, comprising of personal surety, real-estate mortgage, cash blockage and customer cheques.

There are no forward transactions, options or any other similar transactions.

Indemnified non-cash loans are subject to the same risk weight with the overdue loans.

The Parent Bank monitors restructured and rescheduled loans in accordance with the Communiqué of ""Determining the Nature of Loan and Other Receivable Provisions Allocated By the Banks and Procedures and Principles of Allocating Provisions". Financial position and business operation of those customers are analyzed systematically and principal and profit payments based on the restructured payment plan are monitored by the corresponding departments.

The Group has no foreign banking operations or credit transactions.

As of December 31, 2006, the risk of the Parent Bank from its top 100 cash loan customers share in total cash loans and financial lease receivables is 32,91 %.

As of December 31, 2006, the risk of the Parent Bank from its top 100 non-cash loan customers share in total non-cash loans is 45,58 %.

As of December 31, 2006, the cash and non-cash receivables of the Parent Bank from its top 100 loan customers share in total balance sheet assets and non-cash loans is 31,60%.

As of December 31, 2006 the Parent Bank's general provision amount for its credit risk is TRY 26.642 Thousand.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FOUR (Cont'd)

INFORMATION ON CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

II. Explanations Related to Consolidated Credit Risk (Cont'd) :

Information according to geographical concentration:

	Assets	Liabilities	Non-Cash Loans	Equity Investments	Net Profit
Current Period					
Domestic	3.583.744	3.394.105	6.202.125	-	144.195
European Union Countries	271.483	54.921	18.297	-	-
OECD Countries (*)	269.344	3	1.269	-	-
Off-shore Banking Regions	-	38.431	2.023	-	-
USA, Canada	22.929	18.420	4.984	-	-
Other Countries	1.068	63.610	31.933	-	-
Associates, Subsidiaries and Entities Under Common Control	56.574	-	-	-	-
Unallocated Assets/Liabilities (**)	-	-	-	-	-
Total	4.205.142	3.569.490	6.260.631	-	144.195
Prior Period					
Domestic	2.472.321	2.304.139	3.852.085	-	89.373
European Union Countries	133.037	14.515	20.116	-	-
OECD Countries (*)	325	47	155	-	-
Off-shore Banking Regions	-	-	-	-	-
USA, Canada	2.611	14.251	4.600	-	-
Other Countries	124	5.668	35.455	-	-
Associates, Subsidiaries and Entities Under Common Control	29.463	-	-	-	-
Unallocated Assets/Liabilities (**)	-	-	-	-	-
Total	2.637.881	2.338.620	3.912.411	-	89.373

(*) EU countries, OECD countries other than USA and Canada.
(**) Assets and liabilities that cannot be allocated on a consistent basis.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FOUR (Cont'd)

INFORMATION ON CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

II. Explanations Related to Consolidated Credit Risk (Cont'd) :

Sector concentration for cash loans:

	Current Period				Prior Period			
	TRY	(%)	FC	(%)	TRY	(%)	FC	(%)
Agriculture	77.600	2,95	4.120	4,15	55.711	3,46	3.140	2,07
Farming and Raising Livestock	40.175	1,52	1.523	1,53	27.716	1,72	1.257	0,83
Forestry, Wood and Paper	34.652	1,32	483	0,49	26.784	1,66	136	0,09
Fishery	2.773	0,11	2.114	2,13	1.211	0,08	1.747	1,15
Manufacturing	1.006.004	38,28	76.509	77,07	568.170	35,24	76.921	50,80
Mining and Quarry	98.247	3,74	3.477	3,50	62.454	3,87	15.295	10,10
Production	720.408	27,41	61.795	62,25	418.901	25,99	43.950	29,03
Electricity, Gas and Water	187.349	7,13	11.237	11,32	86.815	5,38	17.676	11,67
Construction	404.650	15,40	4.159	4,19	237.455	14,73	6.141	4,06
Services	610.398	23,22	13.623	13,73	340.649	21,13	40.657	26,85
Wholesale and Retail Trade	326.889	12,44	6.701	6,75	178.281	11,06	26.394	17,43
Hotel, Tourism, Food and Beverage Services	56.308	2,14	-	-	11.347	0,70	-	-
Transportation and Communication	127.725	4,86	4.563	4,60	52.628	3,27	-	-
Financial Institutions	7.313	0,28	-	-	114	0,01	-	-
Real Estate and Renting Services	6.094	0,23	-	-	3.516	0,22	1.796	1,19
Self-Employment Services	-	-	-	-	-	-	-	-
Education Services	36.339	1,38	-	-	52.150	3,23	12.430	8,21
Health and Social Services	49.730	1,89	2.359	2,38	42.613	2,64	37	0,02
Other	529.680	20,15	857	0,86	410.438	25,44	24.551	16,22
Total	2.628.332	100,00	99.268	100,00	1.612.423	100,00	151.410	100,00

III. Explanations Related to Consolidated Market Risk:

The amount subject to market risk is calculated and reported with the Standard Method described in Section 4 of the Communiqué related to the "Measurement and Assessment of Banks' Capital Adequacy" published in the Official Gazette No. 26333 dated 1 November 2006. Market risk is measured on a monthly basis.

	Amount
(I) Capital Requirement to be Employed For General Market Risk - Standard Method	-
(II) Capital Requirement to be Employed For Specific Risk - Standard Method	-
(III) Capital Requirement to be Employed For Currency Risk - Standard Method	2.619
(IV) Capital Requirement to be Employed For Commodity Risk - Standard Method	-
(V) Capital Requirement to be Employed For Settlement Risk - Standard Method	-
(VI) Total Capital Requirement to be Employed For Market Risk Resulting From Options	-
(VII) Total Capital Requirement to be Employed For Market Risk in Banks Using Risk	-
(VIII) Total Capital Requirement to be Employed For Market Risk (I+II+III+IV+V+VI)	2.619
(IX) Amount Subject to Market Risk (12,5 x VIII) or (12,5 x VII)	32.738

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FOUR (Cont'd)

INFORMATION ON FINANCIAL STRUCTURE (Cont'd)

III. Explanations Related to Consolidated Market Risk (Cont'd) :

Average market risk table calculated at the end of the months during the period:

	Current Period			Prior Period		
	Average	Maximum	Minimum	Average	Maximum	Minimum
Interest Rate Risk	-	-	-	-	-	-
Common Stock Risk	-	-	-	-	-	-
Currency Risk	33.613	65.150	3.063	52.713	52.713	52.713
Commodity Risk	-	-	-	-	-	-
Settlement Risk	-	-	-	-	-	-
Option Risk	-	-	-	-	-	-
Total Value Subject to Risk	33.613	65.150	3.063	52.713	52.713	52.713

IV. Explanations Related to Consolidated Operational Risk:

Commencing from June 30, 2007, operational risk will be measured in accordance with the Communiqué on "Measurement and Assessment of Capital Adequacy" issued by the BRSA on 1 November, 2006.

V. Explanations Related to Consolidated Currency Risk :

The currency risk of the Group is monitored on a daily basis. Net foreign currency position/ capital ratio is also controlled using the same basis.

The Group does not use any derivative instruments for hedging.

The Standard Method stated in the statutory reporting is used to measure the currency risk of the Group. The risk measurements are performed on a monthly basis.

The announced foreign exchange buying rates of the Group as of 31 December 2006 and the previous five working days are as follows:

	31 December 2006			
	US Dollar	Euro	Sterling	Japanese Yen
"FC Evaluation Rate" of the Bank	1,4131	1,85804	2.76831	1,1866
Previously:				
28.12.2006 (Day 1)	1,4192	1.86606	2.78026	1.19353
27.12.2006 (Day 2)	1,4198	1.86486	2,78002	1,19092
26.12.2006 (Day 3)	1,4220	1.86661	2.79424	1.19478
25.12.2006 (Day 4)	1.4186	1.87236	2.78476	1.19474
22.12.2006 (Day 5)	1.4216	1.87348	2.79065	1,19929

Simple arithmetical thirty-day average of the major foreign exchange buying rates of the Parent Bank before 31 December 2006 is TRY 1,4244 per US Dollar, TRY 1,880624 per EURO, TRY 1,2115 JPY and TRY 2,79417 per GBP.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FOUR (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

V. Explanations Related to Consolidated Currency Risk (Cont'd):

Information on Consolidated Currency Risk of the Group: Foreign Currencies (Thousand TRY)

	EURO	USD	Yen	Other	Total
Current Period					
Assets					
Cash (cash in vault, effectives, money in transit, cheques purchased) and balances with the Central Bank of Turkey	66.490	130.202	-	117	196.809
Due from other banks and financial institutions	227.475	359.641	2.503	3.076	592.695
Financial Assets at Fair Value Through Profit and Loss	-	-	-	-	-
Money Market Placements	-	-	-	-	-
Available-For-Sale Financial Assets	-	-	-	-	-
Loans (*)	246.259	632.902	-	-	879.161
Subsidiaries, Associates and Entities Under Common Control	-	-	-	-	-
Held-To-Maturity Investments	-	-	-	-	-
Derivative Financial Assets for Hedging Purposes	-	-	-	-	-
Tangible Assets	-	-	-	-	-
Intangible Assets	-	-	-	-	-
Other Assets	313	1.322	-	-	1.635
Total Assets	540.537	1.124.067	2.503	3.193	1.670.300
Liabilities					
Bank Deposits	17.599	3.067	-	48	20.714
Current and profit sharing accounts	478.903	1.050.359	1.294	2.888	1.533.444
Money Market Borrowings	-	-	-	-	-
Funds Provided From Other Financial Institutions	47.211	79.485	-	-	126.696
Marketable Securities Issued	-	-	-	-	-
Sundry Creditors	1.691	1.664	-	-	3.355
Derivative Financial Liabilities for Hedging Purposes	-	-	-	-	-
Other Liabilities	5.512	16.614	-	28	22.154
Total Liabilities	550.916	1.151.189	1.294	2.964	1.706.363
Net Balance Sheet Position	(10.379)	(27.122)	1.209	229	(36.063)
Net Off-Balance Sheet Position	-	-	-	-	-
Financial Derivative Assets	-	-	-	-	-
Financial Derivative Liabilities	-	-	-	-	-
Non-Cash Loans	676.436	2.267.329	14.757	18.449	2.976.971
Prior Period					
Total Assets	347.407	589.694	282	852	938.235
Total Liabilities	299.340	576.730	2.512	2.727	881.309
Net Balance Sheet Position	48.067	12.964	(2.230)	(1.875)	56.926
Net Off-Balance Sheet Position	-	-	-	-	-
Financial Derivative Assets	-	-	-	-	-
Financial Derivative Liabilities	-	-	-	-	-
Non-Cash Loans	334.679	1.380.973	17.498	6.645	1.739.795

(*)TRY 778.983 Thousand of foreign currency indexed loan is also shown in this line. (31 December 2005: TRY 429.020 Thousand)

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FOUR (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

VI. Explanations Related to Consolidated Interest Rate Risk:

According to the Group's management, the Group has no interest risk since the Group operates as a participation bank under the terms interest - free banking.

VII. Information and Disclosures Related to Consolidated Liquidity Risk:

The TRY and FC liquidity need of the Parent Bank is met by the funds collected. The Parent Bank's cash inflows mainly generated from profit share income and commissions earned from non-cash loans whereas the cash outflows mainly consist of profit share expense and operational expenses.

Although the average maturity of deposits is short-term based on the market conditions, most of the deposits' maturities are renewed on a systematical basis. Therefore, deposits constitute a stable and long-term source for the Parent Bank. There are no significant unused liquidity sources.

Presentation of Assets and Liabilities According to Their Maturities :

Current Period	Demand	Up to 1 Month	1-3 Months	3-6 Months	6-12 Months	1 Year and over	Undistributed (*)	Total
Assets								
Cash (cash in vault, effectives, money in transit, cheques purchased) and Balances with the Central Bank of Turkey	164.534	173.428	-	-	-	-	-	337.962
Due from banks and other financial institutions	73.357	534.569	6.424	-	-	-	-	614.350
Financial Assets at Fair Value Through Profit and Loss	-	-	-	-	-	-	-	-
Money Market Placements	-	-	-	-	-	-	-	-
Available-For-Sale Financial Assets	-	-	-	-	-	-	-	-
Loans(**)	-	342.570	339.818	554.924	787.487	996.906	-	3.021.705
Held-To-Maturity Investments	-	-	-	-	-	-	-	-
Other Assets	4.904	4.689	7.192	9.480	2.615	16.838	185.407	231.125
Total Assets	242.795	1.055.256	353.434	564.404	790.102	1.013.744	185.407	4.205.142
Liabilities								
Current and profit sharing accounts of Banks	5.692	15.400	-	-	-	-	-	21.092
Other current and profit sharing accounts	734.501	2.072.926	256.324	44.258	42.785	6.892	-	3.157.686
Funds provided from other financial instruments	-	-	-	-	108.731	17.965	-	126.696
Money Market Borrowings	-	-	-	-	-	-	-	-
Marketable securities issued	-	-	-	-	-	-	-	-
Sundry creditors	-	1.594	-	1.516	-	106.696	3.168	112.974
Other liabilities(***)	11.088	628	921	1.101	708	-	772.248	786.694
Total Liabilities	751.281	2.090.548	257.245	46.875	152.224	131.553	775.416	4.205.142
Net Liquidity Gap	(508.486)	(1.035.292)	96.189	517.529	637.878	882.191	(590.009)	-
Prior Period								
Total Assets	168.958	359.707	285.954	351.111	492.743	704.032	275.376	2.637.881
Total Liabilities	574.685	1.217.812	172.794	65.871	113.669	90.421	402.629	2.637.881
Net Liquidity Gap	(405.727)	(858.105)	113.160	285.240	379.074	613.611	(127.253)	-

(*): Certain assets on the balance sheet that are necessary for the banking operations but cannot be convertible into cash in the near future such as tangible assets, investments in associates and subsidiaries, stationary supplies, prepaid expenses and loans under follow-up are included in this column.

(**): Loans also include Financial Lease Receivables

(***): Equity is shown under the "Other liabilities" in "Undistributed column.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FOUR (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STRUCTURE (Cont'd)

VIII. Explanations Related To Presentation of Financial Assets and Liabilities by Fair Value:

Fair value of the loan portfolio is measured by discounting the cash flows due to having a fixed profit share rate.

Table below shows the book values and fair values of financial assets and liabilities. Book value of financial assets and liabilities represents sum of the acquisition cost and accumulated profit share accruals.

	Book Value		Fair Value	
	Current Period	Prior Period	Current Period	Prior Period
Financial Assets	3.919.315	2.420.191	3.919.315	2.420.191
Money Market Placements	-	-	-	-
Due From Other Banks and Financial Institutions	897.522	362.151	897.522	362.151
Available-For-Sale Financial Assets	88	93	88	93
Held-To-Maturity Investments	-	-	-	-
Loans	3.021.705	2.057.947	3.021.705	2.057.947
Financial Liabilities	3.418.448	2.225.433	3.418.448	2.225.433
Bank Deposits	21.092	5.449	21.092	5.449
Other current and profit sharing accounts	3.157.686	2.131.342	3.157.686	2.131.342
Funds Provided From Other Financial Institutions	126.696	14.307	126.696	14.307
Marketable Securities Issued	-	-	-	-
Sundry Creditors	112.974	74.335	112.974	74.335

IX. Explanations Related To Transactions Made on Behalf of Others and Fudiciary Transactions:

The Group has no transactions performed on behalf of others or fiduciary operations.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I. Information And Disclosures Related to Assets:

1. Information Related to Cash and Balances with the Central Bank of Turkey:

1.1. Information Related to Cash:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Cash in TRY/Foreign Currency	28.289	25.491	18.564	12.710
Other	1.010	-	239	-
Total	29.299	25.491	18.803	12.710

1.2. Information Related to Account of the Central Bank of Turkey:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Unrestricted demand deposit	111.854	1.390	98.171	282
Unrestricted time deposit	-	-	-	-
Restricted time deposit	-	-	-	-
Reserve deposits	-	169.928	-	92.094
Total	111.854	171.318	98.171	92.376

2. Information on Financial Assets at Fair Value Through Profit and Loss (net):

2.1. Information on Financial Assets at Fair Value Through Profit and Loss Blocked/Given as or Subject to Repurchase Agreements:

None.

2.2. Positive Differences Related to Derivative Financial Assets Held-for-Trading:

None.

3. Information on Banks and Other Financial Institutions:

3.1. Information on Banks and Other Financial Institutions:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Banks	21.655	592.695	154.259	17.345
Domestic	21.655	27.871	23.894	11.247
Foreign	-	564.824	130.365	6.098
Branches and head office abroad	-	-	-	-
Other financial institutions	-	-	-	-
Total	21.655	592.695	154.259	17.345

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

3. Information on Banks and Other Financial Institutions (Cont'd)):

3.2. Information on Foreign Bank Accounts:

	Unrestricted Amount		Restricted Amount	
	Current Period	Prior Period	Current Period	Prior Period
European Union Countries	271.482	3.037	-	-
USA and Canada	22.930	2.612	-	-
OECD Countries*	269.344	325	-	-
Off-shore banking regions	-	-	-	-
Other	1.068	124	-	-
Total	564.824	6.098	-	-

(*)European Union countries, OECD countries other than USA and Canada.

3.3. Information Related to Maturities of Banks:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Unrestricted demand deposit	9.233	64.107	13.222	17.345
Restricted demand deposits (*)	9.270	-	7.459	-
Unrestricted time deposit	3.152	528.588	133.578	-
Total	21.655	592.695	154.259	17.345

(*) The amount consists of bank balances kept in the Turkish Treasury's bank account as a guarantee for elementary insurance operations.

4. Information on Financial Assets Available-for-Sale:

4.1. Information on Financial Assets Available-for-Sale Blocked/Given as or Subject to Repurchase Agreements:

None.

4.2. Financial Assets Available-for-Sale:

4.2.1. Main Types of Available for Sale Securities:

Available for sale securities consist of 6.25% of Tarım Sigortaları Havuz İşletmesi A.Ş. 's shares.

4.2.2. Information on Available for Sale Securities

	Current Period	Prior Period
Securities		
Listed Securities	-	-
Unlisted Securities	88	93
Provision for diminution in value (-)	-	-
Total	88	93

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

5. Information on Loans:

5.1. Information on All Types of Loans and Advances Given to Shareholders and Employees of the Bank:

	Current Period		Prior Period	
	Cash	Non-Cash	Cash	Non-Cash
Direct loans granted to shareholders	7.449	9.352	24.081	14.376
Corporate shareholders	2.916	7.672	16.589	12.783
Real person shareholders	4.533	1.680	7.492	1.593
Indirect loans granted to shareholders	37.611	50.867	109.943	110.102
Loans granted to employees	2.625	-	2.071	64
Total	47.685	60.219	136.095	124.542

5.2. Information on the First and Second Group Loans and Other Receivables Including Restructured or Rescheduled Loans:

	Standard Loans and Other Receivables		Loans and Other Receivables Under Close Monitoring	
Cash Loans	Loans and Other Receivables	Restructured or Rescheduled	Loans and Other Receivables	Restructured or Rescheduled
Loans	2.672.651	4.785	50.164	-
Discount Notes	-	-	-	-
Export Loans	105.539	-	290	-
Import Loans	25.468	-	25	-
Business Loans	-	-	-	-
Consumer Loans	257.877	-	3.413	-
Credit Cards	158.605	-	10.825	-
Investments on Profit/Loss Partnership	-	-	-	-
Precious Metals Loans	-	-	-	-
Loans Given to Financial Sector	8	-	-	-
International Loans	-	-	-	-
Other	2.125.154	4.785	35.611	-
Other Receivables	-	-	-	-
Total	2.672.651	4.785	50.164	-

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

5. Information on Loans (Cont'd):

5.3. Loans According to Their Maturity Structure:

	Standard Loans and Other Receivables		Loans and Other Receivables Under Close Monitoring	
Cash Loans	Loans and Other Receivables	Restructured or Rescheduled	Loans and Other Receivables	Restructured or Rescheduled
Short-term loans and other receivables	1.626.965	4.785	36.093	-
Loans	1.626.965	4.785	36.093	-
Other receivables	-	-	-	-
Medium and Long-term loans	1.045.686	-	14.071	-
Loans	1.045.686	-	14.071	-
Other receivables	-	-	-	-

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information and Disclosures Related to Assets (Cont'd)

5. Information on Loans (Cont'd)

5.4. Information on Consumer Loans, Retail Credit Cards, Loans Given to Personnel and Personnel Credit Cards:

	Short Term	Medium and Long Term	Total
Consumer Loans-TRY	7.063	240.121	247.184
Housing Loans	2.781	195.785	198.566
Vehicle Loans	2.600	42.381	44.981
Consumer Loans	468	1.955	2.423
Other	1.214	-	1.214
Consumer Loans-FC Indexed	6.762	4.718	11.480
Housing Loans	5.597	3.926	9.523
Vehicle Loans	1.160	765	1.925
Consumer Loans	5	27	32
Other	-	-	-
Consumer Loans-FC	-	-	-
Housing Loans	-	-	-
Vehicle Loans	-	-	-
Consumer Loans	-	-	-
Other	-	-	-
Retail Credit Cards-TRY	167.590	-	167.590
Installment based	23.378		23.378
Without-installment	144.212	-	144.212
Retail Credit Cards-FC	-	-	-
Installment based	-	-	-
Without-installment	-	-	-
Personnel Loans-YTL	414	2.178	2.592
Housing Loans	136	927	1.063
Vehicle Loans	96	814	910
Consumer Loans	182	437	619
Other	-	-	-
Personnel Loans-FC Indexed	11	22	33
Housing Loans	11	8	19
Vehicle Loans	-	9	9
Consumer Loans	-	5	5
Other	-	-	-
Personnel Loans-FC	-	-	-
Housing Loans	-	-	-
Vehicle Loans	-	-	-
Consumer Loans	-	-	-
Other	-	-	-
Personnel Credit Cards-TRY	1.134	-	1.134
Installment based	255	-	255
Without-installment	879	-	879
Personnel Credit Cards-FC	-	-	-
Installment based	-	-	-
Without-installment	-	-	-
Overdraft Account-TRY(Real Person)	-	-	-
Overdraft Account-FC(Real Person)	-	-	-
Total	182.974	247.039	430.013

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

5. Information on Loans (Cont'd)

5.5. Information on Installment Basis Commercial Loans and Corporate Credit Cards:

	Short Term	Medium and Long Term	Total
Installment Commercial Loans-TRY	519	15.056	15.575
Business Loans	84	3.768	3.852
Automotive Loans	435	11.288	11.723
General Purpose Loans	-	-	-
Other	-	-	-
Installment Commercial Loans-FC Indexed	-	-	-
Business Loans	-	-	-
Automotive Loans	-	-	-
General Purpose Loans	-	-	-
Other	-	-	-
Installment Commercial Loans-FC	-	-	-
Business Loans	-	-	-
Automotive Loans	-	-	-
General Purpose Loans	-	-	-
Other	-	-	-
Corporate Credit Cards-TRY	707	-	707
Installment based	58	-	58
Without-installment	649	-	649
Corporate Credit Cards-FC	-	-	-
Installment based	-	-	-
Without-installment	-	-	-
Overdraft Account-TRY(Legal Entity)	-	-	-
Overdraft Account-FC(Legal Entity)	-	-	-
Total	1.226	15.056	16.282

5.6. Loans According to Borrowers:

	Current Period	Prior Period
Public Sector	-	-
Private Sector	2.727.600	1.763.833
Total	2.727.600	1.763.833

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

5. Information on Loans (Cont'd)

5.7. Domestic and Foreign Loans:

	Current Period	Prior Period
Domestic Loans	2.727.600	1.763.833
Foreign Loans	-	-
Total	2.727.600	1.763.833

5.8. Loans Granted to Subsidiaries and Associates:

	Current Period	Prior Period
Loans Granted to Subsidiaries and Associates Directly	-	7.851
Loans Granted to Subsidiaries and Associates Indirectly	-	37.297
Total	-	45.148

5.9. Specific Provisions Provided Against Loans:

	Current Period	Prior Period
Loans and Receivables with Limited Collectibility	9.063	2.401
Doubtful Loans and Receivables	10.419	6.802
Loans and Receivables Having Nature of Loss	70.620	68.871
Total	90.102	78.074

5.10. Information on Non-Performing Loans (net):

5.10.1. Information on Loans and Other Receivables Included in Non-Performing Loans Which are Restructured or Rescheduled:

	III. Group	IV. Group	V. Group
	Loans and Receivables with Limited Collectibility	Doubtful Loans and Receivables	Loans and Receivables Having Nature of Loss
Current Period			
(Gross amount before specific provision)	699	1.467	181
Restructured loans and other receivables	-	-	-
Rescheduled loans and other receivables	699	1.467	181
Prior Period			
(Gross amount before specific provision)	-	-	-
Restructured loans and other receivables	-	-	-
Rescheduled loans and other receivables	-	-	-

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

5. Information on Loans (Cont'd)

5.10. Information on Non-Performing Loans (net) (Cont'd)

5.10.2. Information on Movements of Non-Performing Loans:

	III. Group	IV. Group	V. Group
	Loans and Receivables with Limited Collectibility	Doubtful Loans and Other Receivables	Loans and Other Receivables Having the Nature of Loss
Ending Balance of Prior Period	18.664	13.461	78.523
Additions in the Current Period (+)	89.646	14.834	58.378
Inflows from Other Overdue Loans Account (+)	-	21.955	40.609
Outflows to Other Overdue Loans Account (-)	(62.564)	-	-
Collections in the Current Period (-)	(23.835)	(27.494)	(74.545)
Write offs (-)	-	-	(19.054)
Ending Balance of the Current Period	21.911	22.756	83.911
Specific Provisions (-)	(9.063)	(10.419)	(70.620)
Net Balance at the Balance Sheet	12.848	12.337	13.291

5.10.3. Information on Foreign Currency Non-Performing Loans and Other Receivables:

	III. Group	IV. Group	V. Group
	Loans and Receivables with Limited Collectibility	Doubtful Loans and Other Receivables	Loans and Other Receivables Having the Nature of Loss
Current Period:			
Ending Balance	959	-	255
Specific Provisions (-)	(49)	-	(255)
Net Balance at the Balance Sheet	910	-	-
Prior Period:			
Ending Balance	578	-	230
Specific Provisions (-)	(28)	-	(230)
Net Balance at the Balance Sheet	550	-	-

5.10.4. Main Principles of Liquidating Loans and Receivables:

If the Bank has collateral components stated in Article 9 of the Communiqué on "Determining the Nature of Loan and Other Receivable Provisions Allocated By the Banks and Procedures and Principles of Allocating Provisions", such components are immediately liquidated with managerial or legal procedures. In the event of having no collateral component, even if there is an indication of insolvency, the Bank reviews the financial intelligence of the debtor systematically to determine subsequently acquired property holdings and applies the legal procedures.

Prior and subsequent to the legal procedures, as a result of reviews performed regarding the financial information provided, the Parent Bank intends to liquidate the loans and other receivables from the companies that have potential development in the production and consequent contribution to the economy by means of the rescheduled agreements.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

6. Information on Held-to-Maturity Investments (Net):

None.

7. Information on Associates:

The Group has no associates as of 31 December 2006.

8. Information on Subsidiaries (Net):

8.1. Information on Subsidiaries:

	Company Name	Address (City/ Country)	Bank's share percentage, if different-voting percentage (%)	Bank's risk group share percentage (%)
(1)	Asya Bilişim Teknolojileri	İstanbul/Turkey	99,97%	99,97%
(2)	Asyafin Sigorta Aracılık Hizmetleri Ltd. Şti.	İstanbul/Turkey	95,00%	95,00%
(3)	Asyafin İnşaat San. A.Ş.	İstanbul/Turkey	99,90%	99,90%
(4)	Vira Deniz Nak.Tur.San.A.Ş.	İstanbul/Turkey	99,99%	99,99%

8.2. Information on Unconsolidated Subsidiaries:

	Total Assets	Equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Fair Value
(1)	18.060	18.058	-	15	498	752	(435)	-
(2)	181	176	1	27	-	104	(138)	-
(3)	47.039	42.505	187	-	-	1.410	(1.011)	-
(4)	27	23	-	-	-	9	(5)	-

8.3. Information on Consolidated Subsidiaries:

	Current Period	Prior Period
Balance at the beginning of the period	16.536	2.325
Movements in period	6.319	14.211
Purchases	3.275	15.228
Free shares obtained	-	-
Dividends from current year income	-	-
Sales	-	-
Revaluation increase	-	-
Provision for diminution in value	3.044	(1.017)
Balance at the end of the period	22.855	16.536
Capital commitments	-	-
Share percentage at the end of the period (%)	%65.28-%99.99	%65.20-%99.99

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

8.4. Sectoral Information on the Financial Subsidiaries and the Related Carrying Amounts:

	Current Period	Prior Period
Banks	-	-
Insurance companies	22.855	16.536
Factoring companies	-	-
Leasing companies	-	-
Finance companies	-	-
Other financial subsidiaries	-	-

8.5. Subsidiaries Quoted on Stock Exchange:

None.

8.6. Other Information on Consolidated Subsidiaries Disposed in the Current Period:

	Company Title	Address(City/ Country)	Main Partnership Bank' s Share-If Different Voting Percentage(%)	Share of Other Partners (%)	Consolidation Method
1	Işık Sigorta A Ş	Işik Plaza Gülsuyu Maltepe İstanbul Türkiye	65.28	34.72	Fully Consolidated

	Total Assets	Equity	Total Fixed Assets	Interest Income	Income from Marketable Securities Portfolio	Current Period Profit/Loss	Prior Period Profit/Loss	Fair Value
1	69.636	21.877	1.534	2.292	-	1.359	(252)	35.012

8.7. Consolidated Subsidiaries Disposed in the Current Period:

None.

8.8. Information on Subsidiaries Purchased in the Current Period:

The Parent Bank has participated in the capital increase of Işık Sigorta A.Ş by TRY 3.275 Thousand, respectively in the current period.

9. Information on Entities Under Common Control:

None.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

10. Information on Finance Lease Receivables (Net):

10.1. Presentation of Remaining Maturities of Net Finance Leases:

	Current Period		Prior Period	
	Gross	Net	Gross	Net
Less than 1 Year	30.854	26.701	5.045	4.347
1 to 4 Years	260.205	225.181	336.319	289.767
More Than 4 Years	48.790	42.223	-	-
Total	339.849	294.105	341.364	294.114

10.2. The Information on Net Investments in Finance Leases :

	Current Period	Prior Period
Gross Receivable From Finance Leases	339.849	341.364
Unearned Finance Lease Income	(45.744)	(47.250)
Cancelled Amounts (-)	-	-
Net Receivable from Finance Leases	294.105	294.114

11. Information on Derivative Financial Assets for Hedging Purposes:

None.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

12. Information on Tangible Assets:

	Land and Buildings	Leased Tangible Assets	Vehicles	Assets Held for Resale	Other(*)	Total
Cost						
Opening balance- 1 January 2006	11.383	3.369	3.301	26.089	46.584	90.726
Additions	4.507	10.367	606	5.182	9.790	30.452
Exchange rate differences	-	-	-	-	-	-
Disposals	(275)	-	(2.978)	(5.243)	(182)	(8.678)
Revaluation of tangible fixed assets	-	-	-	-	-	-
Impairment losses	323	-	-	(784)	-	(461)
Ending balance- 31 December 2006	15.938	13.736	929	25.244	56.192	112.039
Accumulated Depreciation(-)						
Opening balance- 1 January 2006	(1.283)	(397)	(1.606)	(464)	(25.901)	(29.651)
Depreciation expense	(319)	(1.647)	(438)	(479)	(7.815)	(10.698)
Exchange rate differences	-	-	-	-	-	-
Accumulated depreciation of tangible assets held for resale	-	-	1.679	167	49	1.895
Revaluation of tangible fixed assets depreciation	-	-	-	-	-	-
Impairment losses	-	-	-	160	-	160
Ending balance- 31 December 2006	(1.602)	(2.044)	(365)	(616)	(33.667)	(38.294)
Net book value - 31 December 2005	10.100	2.972	1.695	25.625	20.683	61.075
Net book value -31 December 2006	14.336	11.692	564	24.628	22.525	73.745

(*) Other tangible fixed assets comprise of leasehold improvements, safety box, office equipments, furniture and other fixed assets.

13. Information on Intangible Assets:

13.1. Opening and Ending Book Values and Accumulated Depreciation Balances:

	Current Period	Prior Period
Book value	5.080	3.690
Accumulated depreciation	(2.259)	(1.571)
Net book value	2.821	2.119

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

13. Information on Intangible Assets (Cont'd):

13.2. Intangible Assets Movement Table:

	Computer Software
Cost	
Opening balance –1 January 2006	3.690
Additions	1.390
Disposals	-
Ending balance - 31 December 2006	5.080
Accumulated Amortization(-)	
Opening balance – 1 January 2006	(1.571)
Amortization expense	(688)
Disposals	-
Ending balance- 31 December 2006	(2.259)
Net book value - 31 December 2005	2.119
Net book value- 31 December 2006	2.821

13.3. Information on Goodwill:

	Cari Dönem	Önceki Dönem
Consolidation Goodwill	4.111	4.111
From Tangible Fixed Assets	-	-
From Intangible Fixed Assets	-	-
From Non-monetary Assets	4.111	4.111
Goodwill from Mergers and Turnovers	-	-
From Tangible Fixed Assets	-	-
From Intangible Fixed Assets	-	-
From Non-monetary Assets	-	-

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

13. Information on Intangible Assets (Cont'd):

13.4. Beginning Balance, Ending Balance and Movements of Net Book Value of Goodwill:

	Current Period	Prior Period
Opening Gross Value	-	-
Accumulated Amortization (-)	-	-
Impairment (-)	-	-
Movements in the Year		
Goodwill Addition	11.488	11.488
Adjustments due to Increase in Value of Assets and Liabilities	-	-
Goodwill Write-off as a Result of Discontiuned Operations / Disposals (-)	-	-
Amortization (-)	-	-
Impairment (-)	(7.377)	(7.377)
Impairment Reversal (-)	-	-
Changes in the Book Value	-	-
Closing Net Book Value	4.111	4.111

14. Explanations on Deferred Tax Asset:

As of 31 December 2006, deferred tax asset computed on the temporary differences except for general loan provision and provision for possible risks is TRY 4.644 Thousand and recorded the amount under the deferred tax asset item.

	Current Period	
	Deferred Tax Base	Deferred Tax Asset/(Liability)
Retirement pay liability	3.688	738
Short-term employee benefits	3.535	707
Credit card promotion provision	3.228	646
Fixed asset useful lives	(11.044)	(2.209)
Value decrease allowance of buildings	650	130
Impairment loss for fixed assets held for resale	1.608	322
Finance lease adjustment	21.559	4.310
Deferred tax asset (net)	23.224	4.644

	Prior Period	
	Deferred Tax Base	Deferred Tax Asset/(Liability)
Retirement pay liability	2.405	722
Short-term employee benefits	2.615	785
Credit card promotion provision	1.601	480
Fixed asset useful lives	(7.518)	(2.255)
Value decrease allowance of buildings	963	289
Impairment loss for fixed assets held for resale	983	295
Finance lease adjustment	73.453	22.035
Counted provision for insurance technique	1.349	404
Deferred tax asset (net)	75.851	22.755

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

I. Information And Disclosures Related to Assets (Cont'd):

14. Explanations on Deferred Tax Asset(Cont'd):

Movement of deferred tax asset as of 31 December 2006 and 31 December 2005 is summarized below :

	Current Period	Prior Period
Deferred tax asset, 1 January	22.755	28.412
Charge for current period	(10.526)	(5.657)
Effect of tax rate difference	(7.585)	-
Deferred tax asset, 31 December	4.644	22.755

15. Information on Assets Held for Sale:

As of the balance sheet date, the Group does not have any assets held for sale and it will develop a sale plan and policy for its assets held for resale as of 1 January 2007 in accordance with the prevailing communiqués effective as of 1 November 2006.

16. Information on Other Assets:

As of 31 December 2006, balance of other assets is TRY 50.754 Thousand and except for the off-balance sheet commitments, other assets do not exceed 10% of the balance sheet total.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities:

1.1 Information Related to Deposits:

Current Period	Demand	Up to 1 Month	1-3 Months	3-6 Months	6-9 Months	9 Months-1 year	1 Year and Over	Accumulated Profit sharing Accounts	Total
I. Real Persons Current Deposits-TRY	112.167	-	-	-	-	-	-	-	112.167
II. Real Persons Profit Sharing Accounts-TRY	-	824.042	158.782	34.160	-	56.802	23.753	-	1.097.539
III. Other Current Accounts-TRY	222.647	-	-	-	-	-	-	-	222.647
Public Sector	14.601	-	-	-	-	-	-	-	14.601
Commercial Sector	198.736	-	-	-	-	-	-	-	198.736
Other Institutions	8.712	-	-	-	-	-	-	-	8.712
Commercial and Other Institutions	221	-	-	-	-	-	-	-	221
Banks and Finance Houses	377	-	-	-	-	-	-	-	377
Central Bank	-	-	-	-	-	-	-	-	-
Domestic Banks	1	-	-	-	-	-	-	-	1
Foreign Banks	-	-	-	-	-	-	-	-	-
Banks	376	-	-	-	-	-	-	-	376
Other	-	-	-	-	-	-	-	-	-
IV. Profit Sharing Accounts-TRY	-	176.247	13.817	1.550	-	254	399	-	192.267
Public Sector	-	448	-	-	-	-	-	-	448
Commercial Sector	-	156.633	13.792	1.464	-	250	399	-	172.538
Other Institutions	-	18.432	25	86	-	4	-	-	18.547
Commercial and Other Institutions	-	734	-	-	-	-	-	-	734
Banks and Participation Banks	-	-	-	-	-	-	-	-	-
V.Real Persons Current Deposits-FC	142.592	-	-	-	-	-	-	-	142.592
VI. Real Persons Profit Sharing Accounts-FC	-	515.220	107.943	32.368	-	18.020	10.403	-	683.954
VII. Other Current Accounts-FC	262.789	-	-	-	-	-	-	-	262.789
Commercial Residents in Turkey	247.727	-	-	-	-	-	-	-	247.727
Commercial Residents in Abroad	9.747	-	-	-	-	-	-	-	9.747
Banks and Banks	5.315	-	-	-	-	-	-	-	5.315
Central Bank	-	-	-	-	-	-	-	-	-
Domestic Banks	213	-	-	-	-	-	-	-	213
Foreign Banks	-	-	-	-	-	-	-	-	-
Banks	5.102	-	-	-	-	-	-	-	5.102
Other	-	-	-	-	-	-	-	-	-
VIII.Profit Sharing Accounts- FC	-	441.392	22.417	237	-	767	10	-	464.823
Public Sector	-	-	-	-	-	-	-	-	-
Commercial Sector	-	416.354	22.375	236	-	767	5	-	439.737
Other Institutions	-	6.536	42	1	-	-	-	-	6.579
Commercial and Other Institutions	-	3.102	-	-	-	-	5	-	3.107
Banks and Finance Houses	-	15.400	-	-	-	-	-	-	15.400
IX. Precious Metal	-	-	-	-	-	-	-	-	-
X. Profit Sharing Accounts Special Fund Pools TRY	-	-	-	-	-	-	-	-	-
Residents in Turkey	-	-	-	-	-	-	-	-	-
Residents Abroad	-	-	-	-	-	-	-	-	-
XI. Profit Sharing Accounts Special Fund Pools-FC	-	-	-	-	-	-	-	-	-
Residents in Turkey	-	-	-	-	-	-	-	-	-
Residents Abroad	-	-	-	-	-	-	-	-	-
Total(I+II+.....+IX+X+XI)	740.195	1.956.901	302.959	68.315	-	75.843	34.565	-	3.178.778

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd) :

1.1 Information Related to Deposits (Cont'd) :

Prior Period	Demand	Up to 1 Months	1-3 Months	3-6 Months	6 -9 Months	9 Months-1 year	1 Year and Over	Accumulated Profit sharing Accounts	Total
I. Real Persons Current Deposits-TRY	94.743	-	-	-	-	-	-	-	94.743
II. Real Persons Profit Sharing Accounts-TRY	-	567.909	112.580	45.531	-	53.462	28.233	-	807.715
III. Other Current Accounts-TRY	208.006	-	-	-	-	-	-	-	208.006
Public Sector	33.592	-	-	-	-	-	-	-	33.592
Commercial Sector	161.993	-	-	-	-	-	-	-	161.993
Other Institutions	10.316	-	-	-	-	-	-	-	10.316
Commercial and Other Institutions	47	-	-	-	-	-	-	-	47
Banks and Finance Houses	2.058	-	-	-	-	-	-	-	2.058
Central Bank	-	-	-	-	-	-	-	-	-
Domestic Banks	2	-	-	-	-	-	-	-	2
Foreign Banks	-	-	-	-	-	-	-	-	-
Banks	2.056	-	-	-	-	-	-	-	2.056
Other	-	-	-	-	-	-	-	-	-
IV. Profit Sharing Accounts-TRY	-	157.453	23.699	344		294	1.746	-	183.536
Public Sector	-	4	588	-		-	-	-	592
Commercial Sector	-	146.677	23.108	274		292	1.746	-	172.097
Other Institutions	-	10.008	3	70		2	-	-	10.083
Commercial and Other Institutions	-	764	-	-		-	-	-	764
Banks and Banks	-	-	-	-		-	-	-	-
V.Real Persons Current Deposits-FC	118.753	-	-	-		-	-	-	118.753
VI. Real Persons Profit Sharing Accounts-FC	-	304.913	85.180	17.510		40.967	10.526	-	459.096
VII. Other Current Accounts-FC	144.957	-	-	-	-	-	-	-	144.957
Commercial Residents in Turkey	132.986	-	-	-	-	-	-	-	132.986
Commercial Residents in Abroad	8.580	-	-	-	-	-	-	-	8.580
Banks and Banks	3.391	-	-	-	-	-	-	-	3.391
Central Bank	-	-	-	-	-	-	-	-	-
Domestic Banks	76	-	-	-	-	-	-	-	76
Foreign Banks	-	-	-	-	-	-	-	-	-
Banks	3.315	-	-	-	-	-	-	-	3.315
Other	-	-	-	-	-	-	-	-	-
VIII.Profit Sharing Accounts- FC	-	84.379	18.632	335	-	16.628	11	-	119.985
Public Sector	-	-	-	-	-	-	-	-	-
Commercial Sector	-	79.990	17.560	335	-	13.864	8	-	111.757
Other Institutions	-	3.325	6	-	-	2.764	-	-	6.095
Commercial and Other Institutions	-	1.064	1.066	-	-	-	3	-	2.133
Banks and Finance Houses	-	-	-	-	-	-	-	-	-
IX. Precious Metal	-	-	-	-	-	-	-	-	-
X. Profit Sharing Accounts Special Fund Pools TRY	-	-	-	-	-	-	-	-	-
Residents in Turkey	-	-	-	-	-	-	-	-	-
Residents Abroad	-	-	-	-	-	-	-	-	-
XI. Profit Sharing Accounts Special Fund Pools-FC	-	-	-	-	-	-	-	-	-
Residents in Turkey	-	-	-	-	-	-	-	-	-
Residents Abroad	-	-	-	-	-	-	-	-	-
Total(I+II+.....+IX+X+XI)	566.459	1.114.654	240.091	63.720	-	111.351	40.516	-	2.136.791

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd) :

1.2. Information on Current and Participation Accounts under the Guarantee of Saving Deposit Insurance Fund and Exceeding the Limit of Deposit Insurance Fund:

	Under the Guarantee of Saving Deposit Insurance		Exceeding the Limit of Saving Deposit	
	Current Period	Prior Period	Current Period	Prior Period
Real Persons Current and Profit Sharing Accounts that are not Subject to Commercial Activities	1.230.031	938.733	777.166	531.397
TRY Accounts	816.910	638.642	385.715	264.445
FC Accounts	413.121	300.091	391.451	266.952
Deposits at foreign branches and under the guarantee of foreign authorities' insurance	-	-	-	-
Deposits at off-shore banking regions' and under foreign authorities' insurance	-	-	-	-

1.3 Current and Profit Sharing Accounts Which are not Under The Guarantee of Deposit Insurance Fund :

The Parent Bank has no current and profit sharing accounts which are not under the guarantee of deposit insurance fund, except for the current and profit sharing accounts attributable to shareholders and their close family.

2. Information Related to Derivative Financial Liabilities Held-for-Trading:

None.

3. Information on Borrowings:

3.1. Information on Banks and Other Financial Institutions:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Loans from the Central Bank of Turkey	-	-	-	-
From Domestic Banks and Institutions	-	-	-	-
From Foreign Banks, Institutions and Funds	-	126.696	-	14.307
Total	-	126.696	-	14.307

The details of the medium and long term project loans, syndicated loans and other loans that are provided from foreign banks, institutions and funds are summarized below:

FC Amount (Thousand)	Currency	Maturity	Amount TRY'000
7.639	USD	August 2012	10.795
5.074	USD	April 2011	7.170
5.135	USD	August 2007	7.256
20.348	USD	October 2007	28.754
3.026	USD	November 2007	4.276
5.017	USD	December 2007	7.090
10.009	USD	December 2007	14.143
25.409	EUR	August 2007	47.212
			126.696

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd) :

3. Information on Borrowings (Cont'd)

3.2. Maturity Analysis of Borrowings :

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Short-term	-	72.721	-	-
Medium and long-term	-	53.975	-	14.307
Total	-	126.696	-	14.307

3.3. Additional Explanation Related to the Concentrations of the Parent Bank's Major Liabilities:

None.

4. The details of the sub-totals consisting at least of 20% of Other Liabilities in Excess of 10% of the Balance Sheet Total (Excluding Off-Balance Sheet Commitments):

As of 31 December 2006, other liabilities items amount to TRY 52.905 Thousand and they do not exceed 10% of the balance sheet total.

5. Explanations on Financial Lease Obligations:

Maturity of all finance lease obligations of the Bank is less than one year.

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Finance Lease Payables	2.116	1.408	-	1.629
Deferred Finance Lease Expenses(-)	(125)	(41)	-	(34)
Total	1.991	1.367	-	1.595

6. Information on derivative financial liabilities for hedging purposes:

None.

7. Information on Provisions:

7.1. Information on General Provision:

	Current Period	Prior Period
General provisions	26.642	15.051
Provisions for First Group Loans and Receivables	19.092	10.752
Bank Share	7.643	5.019
Profit Sharing Account Share	11.449	5.733
Other	-	-
Provisions for Second Group Loans and Receivables	-	-
Bank Share	-	-
Profit Sharing Account Share	-	-
Other	-	-
Provisions for Non Cash Loans	7.547	4.285
Others	3	14

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd) :

7.2. Movement of General Provision :

Current Period	
Opening Balance - 1 January 2006	15.051
Charge for Period	9.039
Profit Sharing Accounts Share	2.552
Closing Balance- 31 December 2006	26.642
Prior Period	
Opening Balance - 1 January 2005	9.070
Charge for Period	4.273
Profit Sharing Accounts Share	1.708
Closing Balance- 31 December 2005	15.051

7.3 Information on Provisions for Foreign Currency Indexed Loans:

As of 31 December 2006, the Group's provision for foreign currency indexed loans amounts to TRY 14.475 Thousand (31 December 2005: TRY 7.884 Thousand). Provisions for foreign currency indexed loans are offset under the loan balance in the financial statements.

7.4. Information on Provisions for Uncollected and Unindemnified Non-Cash Loans:

As of 31 December 2006, the Group's provision for uncollected and unindemnified non-cash loans is TRY 6.724 Thousand (31 December 2005: TRY 4.378 Thousand).

7.5. Information on Other Provisions:

7.5.1. Information on Provisions for Possible Risks:

None.

7.5.2. Explanation on Other Provisions:

	Current Period	Prior Period
Other Provisions		
Provision for Credit Cards and Promotion of Banking Services	3.228	1.601
Provision for Unindemnified Non-cash Loans	6.724	4.378
Technical Insurance Reserves	40.077	30.383
Allowance for Buildings in use	10	-
Total	50.039	36.362

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd) :

7. Information on Provisions (Cont'd):

7.5.3 Movement of Retirement Pay Provision:

	Current Period
Opening Balance- 1 January 2006	2.405
Charge for Period	1.560
Payments	(277)
Closing Balance - 31 December2006	3.688

	Prior Period
Opening Balance - 1 January 2005	1.006
Charge for Period	2.162
Payments	(763)
Closing Balance - 31 December2005	2.405

8. Explanations on Taxes Payable:

8.1. Explanations on Corporate Taxes:

As of 31 December 2006, corporate tax payable of the Group after offsetting prepaid corporate tax is TRY 10.875 Thousand.

	Current Period	Prior Period
Provision for corporate taxes	32.379	2.360
Prepaid corporate tax	21.504	3.396
Corporate tax payable (*)	10.875	(1.036)

(*) TRY 1.036 Thousand is recognized in current tax asset in the prior period financial statements.

8.2. Information on Taxes Payable:

	Current Period	Prior Period
Corporate taxes payable	-	-
Taxation of securities	3.302	2.360
Property tax	197	137
Banking Insurance Transaction Tax (BITT)	3.419	2.121
Foreign Exchange Transaction Tax	523	321
Value Added Tax Payable	128	85
Other	1.459	1.381
Total(*)	9.028	6.405

(*) Taxes payable are shown under other liabilities line in the accompanying financial statements.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd) :

8. Explanations on Taxes Payable (Cont'd)

8.3. Information on Premiums:

	Current Period(*)	Prior Period
Social Security Premiums-Employee	956	692
Social Security Premiums-Employer	1.359	974
Bank Social Aid Pension Fund Premium-Employee	-	-
Bank Social Aid Pension Fund Premium-Employer	-	-
Pension Fund Membership Fees and Provisions-Employee	-	-
Pension Fund Membership Fees and Provisions-Employer	-	-
Unemployment insurance-Employee	69	49
Unemployment insurance-Employer	135	98
Other	5	4
Total	2.524	1.817

(*) Premiums payable are shown under the other liabilities line in the accompanying financial statements.

8.4. Explanations on Deferred Tax Liabilities:

None.

9. Information on Liabilities Regarding Assets Held for Sale:

None.

10. Information on Subordinated Loans:

None.

11. Information on Shareholders' Equity:

11.1. Presentation of Paid-in Capital:

	Current Period	Prior Period
Common stock	180.000	120.000
Preferred stock(*)	120.000	120.000

(*)Preferred stockholders have the right to vote only for the election of members of the board of directors and the audit committee.

11.2. Information on the Paid-in Capital Amount, the Application of Registered Share Capital System in the Parent Bank and Registered Share Capital Ceiling Amount, if any:

Registered capital system is not applied in the Parent Bank.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd):

11. Information on Shareholders' Equity (Cont'd):

11.3. Information on Share Capital Increases and Capital Increase Sources, Other Information on Increased Capital Shares in Current Period:

In accordance with the General Assembly decision dated 29 December 2005, restricting the rights attributable to preference shareholders, the capital of the Parent Bank has been increased by TRY 60.000 Thousand by the initial public offering on 12 May 2006. Consequently, the capital has been increased from TRY 240.000 Thousand to TRY 300.000 Thousand. As of 12 May 2006, TRY 60.000 Thousand and TRY 150.000 Thousand is recognized in the capital accounts and share premium accounts, respectively.

11.4. Information on Share Capital Increases from Capital Reserves:

None.

11.5. Information on Share Capital Increases from Revaluation Funds:

None.

11.6. Capital Commitments in the Last Fiscal Year and at the End of the Following Interim Period, the General Purpose of These Commitments and Projected Resources Required to Meet These Commitments:

None.

11.7. Indicators of the Group's Income, Profitability and Liquidity for the Previous Periods and Possible Effects of These Future Assumptions on the Bank's Equity Due to the Uncertainty of these Indicators:

The Parent Bank operates in a high profitability level and preserves significant portion of its net profit within the equity by means of transfers to reserve accounts and capital increases. Besides, the Parent Bank allocates its equity to the highly liquid and profit generating assets.

11.8. Summary Information about Preferences Given to Capital Shares:

Shareholders of the preferred stocks have the privilege to vote only for the election of members of board of directors and the audit committee.

11.9. Information on Marketable Securities Value Increase Fund:

None.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

II. Information and Disclosures Related to Liabilities (Cont'd):

12. Information on Minority Rights:

	Current Period	Prior Period
Paid in Capital	6.944	5.220
Legal Reserve	19	8
Prior Year Profit or Loss	161	260
Net Profit (Loss) for the Period	472	(88)
Toplam	7.596	5.400

III. Information and Disclosures Related to Off-Balance Sheet Items

1. Information Related to Contingent Liabilities:

1.1. Types and Amounts of Irrevocable Loan Commitments:

	Current Period	Prior Period
Asset purchase commitments	-	-
Time deposit purchase commitments	-	-
Loan granting commitments	-	-
Commitments for credit card expenditure limits	422.467	234.184
Payment commitments for checks	308.811	251.256
Other irrevocable commitments	-	-
Total	731.278	485.440

1.2. Non-cash Loans Including Guarantees, Banker's Acceptances, Letters of Credit and Other Financial Guarantees:

1.2.1. Non-cash Loans Including Guarantees, Banker's Acceptances, Letters of Credit and Other Financial Guarantees:

	Current Period	Prior Period
Guarantees	5.176.875	3.271.537
Acceptances	132.761	70.820
Letter of Credits	894.678	530.818
Other Guarantees	56.317	39.236
Total	6.260.631	3.912.411

1.2.2. Long Standing Guarantees, Temporary Guarantees, Sureties and Similar Transactions:

	Current Period	Prior Period
Long standing guarantees	3.868.371	2.157.586
Temporary guarantees	681.637	756.818
Sureties and similar transactions	626.867	357.133
Total	5.176.875	3.271.537

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

III. Information and Disclosures Related to Off-Balance Sheet Items (Cont'd)

1.3. Total Amount of Non-Cash Loans:

	Current Period	Prior Period
Guarantees given against cash loans	-	-
With maturity of 1 year or less	-	-
With maturity of more than 1 year	-	-
Other non-cash loans	6.260.631	3.912.411
Total	6.260.631	3.912.411

2. Information on Sectoral Risk Breakdown of Non-Cash Loans:

	Current Period				Prior Period			
	TRY	(%)	FC	(%)	TRY	(%)	FC	(%)
Agriculture	34.558	1,05	70.963	2,38	25.534	1,18	32.645	1,88
Farming and Raising livestock	25.035	0,76	66.061	2,22	17.479	0,80	22.930	1,32
Forestry	9.277	0,28	4.517	0,15	7.774	0,37	9.627	0,55
Fishery	246	0,01	385	0,01	281	0,01	88	0,01
Manufacturing	898.876	27,38	1.450.159	48,71	375.658	17,29	791.889	45,51
Mining	104.615	3,19	88.775	2,98	47.836	2,20	33.103	1,90
Production	469.759	14,31	981.143	32,96	247.488	11,39	517.645	29,75
Electric, gas and water	324.502	9,88	380.241	12,77	80.334	3,70	241.141	13,86
Construction	1.494.331	45,51	988.353	33,20	1.072.345	49,36	464.081	26,67
Services	828.266	25,22	451.291	15,16	464.723	21,39	313.169	18,01
Wholesale and retail trade	384.505	11,71	148.375	4,98	224.255	10,32	122.920	7,07
Hotel, food and beverage services	136.308	4,15	142.850	4,80	32.262	1,48	95.251	5,47
Transportation and telecommunication	114.574	3,48	82.609	2,77	129.669	5,97	28.293	1,63
Financial institutions	40.365	1,23	27.068	0,92	11.430	0,53	43.246	2,49
Real estate and renting services	862	0,03	17.295	0,58	794	0,04	1.758	0,10
Self-employment services	-	-	-	-	-	-	-	-
Education services	14.878	0,45	1.903	0,06	7.202	0,33	2.598	0,15
Health and social services	136.774	4,17	31.191	1,05	59.111	2,72	19.103	1,10
Other	27.629	0,84	16.205	0,55	234.356	10,78	138.011	7,93
Total	3.283.660	100,00	2.976.971	100,00	2.172.616	100,00	1.739.795	100,00

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

III. Information and Disclosures Related to Off-Balance Sheet Items (Cont'd)

3. Information on Ist and IInd Group Non-Cash Loans:

	Ist Group		IInd Group	
	TRY	FC	TRY	FC
Non-cash loans	3.283.660	2.976.971	-	-
Letters of guarantee	3.275.221	1.901.654	-	-
Bank acceptances	-	132.761	-	-
Letters of credit	-	894.678	-	-
Endorsements	-	-	-	-
Underwriting commitments	-	-	-	-
Factoring commitments	-	-	-	-
Other commitments and contingencies	8.439	47.878	-	-

4. Information Related to Derivative Financial Instruments:

None.

5. Explanations on Contingent Liabilities and Assets:

As of the balance sheet date, according to the information provided by legal department of the Group, there are 420 ongoing court cases against the Parent Bank amounting to TRY 4.090 Thousand and USD 13.000. In addition, due to Anatolian Corporate Tax Management's tax review performed on behalf of one of the Parent Bank's customers and this customer has transactions through one of the Parent Bank's branches, the Parent Bank is a party to a lawsuit. In according to Article 360 of the Tax Procedure Law, this lawsuit is filed on behalf of the Tax Court as of 11 January 2007 regarding TRY 10,232 Thousand of penalty charge of a participation claim in relation to this customer. Since the Bank management believes that the case will result in favor of the Parent Bank, they have not provided any provision in the accompanying financial statements.

6. Custodian and Intermediary Services:

None.

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

IV. Information and Disclosures Related to Income Statement

1. Information on Profit Share Income

1.1. Information on Profit Share on Loans:

	I st Group		II nd Group (*)	
	TRY	FC	TRY	FC
Profit Share on Loans	399.379	9.417	-	-
Short Term Loans	259.973	8.104	-	-
Medium and Long Term Loans	126.845	1.313	-	-
Profit Share on Non-Performing Loans	12.561		-	-
Premiums received from Resource Utilization Support Fund	-	-	-	-

(*)The distinction of profit share income on II nd group loans can not be made.

1.2. Information on Profit Share from Banks:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
The Central Bank of Turkey (Reserve Deposit)	11.523	2.439	6.695	1.288
Domestic banks	538	-	-	-
Foreign banks	14.793	8.374	10.214	1.349
Branches and head office abroad	-	-	-	-
Total	26.854	10.813	16.909	2.637

1.3. Interest Received from Marketable Securities:

None.

1.4. Information on Profit Share Income Received from Associates and Subsidiaries:

	Current Period	Prior Period
Profit Share Income Received from Associates and Subsidiaries	1.908	529

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

IV. Information and Disclosures Related to Income Statement (Cont'd)

2. Information on Profit Share Expenses

2.1 Information on Interest on Funds Borrowed:

	Current Period		Prior Period	
	TRY	FC	TRY	FC
Banks	761	2.798	-	255
The Central Bank of Turkey	-	-	-	-
Domestic banks	-	-	-	-
Foreign banks	761	2.798	-	255
Branches and head office abroad	-	-	-	-
Other Financial Institutions	437	664	-	128
Total	1.198	3.462	-	383

2.2 Information on Profit Share Expense Given to Associates and Subsidiaries:

	Current Period	Prior Period
Profit share expenses given to associates and subsidiaries	36	492

2.3 Information on Profit Share Expense to Marketable Securities Issued:

None.

2.4 The Details of Maturity Structure of Profit Shares to Participation Accounts:

	Profit Sharing Accounts						
Account Name	Up to 1 Month	Up to 3 Months	Up to 6 Months	Up to 9 Months	Up to 1 Year	More than 1 Year	Total
TRY							
Banks and Finance Houses	-	-	-	-	-	-	-
Real Person's Profit Sharing Acc.	115.024	20.044	6.784	-	8.549	2.985	153.386
Public Sector Profit Sharing Acc.	17	-	-	-	-	-	17
Commercial Sector Profit Sharing Acc.	25.987	1.997	366	-	78	103	28.531
Other Institutions Profit Sharing Acc.	323	-	2	-	-	-	325
Total	141.351	22.041	7.152	-	8.627	3.088	182.259
FC							
Banks and Finance Houses	-	-	-	-	-	-	-
Real Person's Profit Sharing Acc.	12.799	10.646	1.943	-	1.149	167	26.704
Public Sector Profit Sharing Acc.	-	-	-	-	-	-	-
Commercial Sector Profit Sharing Acc.	6.113	2.191	35	-	160	25	8.524
Other Institutions Profit Sharing Acc.	21	-	-	-	-	-	21
Precious Metal	-	-	-	-	-	-	-
Total	18.933	12.837	1.978	-	1.309	192	35.249
Grand Total	160.284	34.878	9.130	-	9.936	3.280	217.508

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

IV. Information and Disclosures Related to Income Statement (Cont'd)

3. Information on Dividend Income:

None.

4. Information on Net Trading Income:

	Current Period	Prior Period
Income	991.069	193.360
Profit on capital market operations	-	-
Profit on derivative financial instruments	-	-
Other	-	-
Foreign exchange gains	991.069	193.660
Losses (-)	(1.017.397)	(177.391)
Losses on capital market operations	-	-
Losses on derivative financial instruments	-	-
Other	-	-
Foreign exchange losses	(1.017.397)	(177.391)

5. Information on Other Operating Income:

	Current Period	Prior Period
Communication income	5.384	3.666
Income from sales of assets	2.431	1.205
Cancellation of provisions	45.051	10.704
Foreign exchange gain on the principal of the foreign currency indexed loans	54.707	48
Insurance technical income	60.950	49.955
Other	2.254	7.351
Total	170.777	72.929

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

IV. Information and Disclosures Related to Income Statement (Cont'd)

6. Provision Expenses Related to Loans and Other Receivables of The Bank:

	Current Period	Prior Period
Specific provisions for loans and other receivables	61.818	27.035
III. Group	818	1.905
IV. Group	1.954	1.162
V. Group	59.041	23.968
Doubtful commission, fee and other receivables	5	-
General provision expenses	9.039	4.273
Provision expenses for possible losses	-	-
Marketable securities impairment losses	-	-
Financial assets at fair value through profit and loss	-	-
Investment securities available for sale	-	-
Impairment provision expense	-	-
Associates	-	-
Subsidiaries	-	2.198
Entities under common control	-	-
Investments held to maturity	-	-
Other	4.830	14.622
Total	75.687	48.128

7. Information on Other Operating Expenses:

	Current Period	Prior Period
Personnel expenses	84.425	59.522
Reserve for employee termination benefits	1.283	1.399
Bank social aid provision fund deficit provision	-	-
Impairment expenses of fixed assets	-	964
Depreciation expenses of fixed assets	10.218	8.004
Impairment expenses of intangible assets	-	-
Impairment expense of goodwill	-	-
Amortization expenses of intangible assets	688	407
Impairment for investments accounted for under the equity method	-	-
Impairment expenses of assets held for resale	624	912
Depreciation expenses of assets held for resale	480	413
Impairment expenses of assets held for sale	-	-
Other operating expenses	70.479	44.600
Rent expenses	12.686	8.585
Maintenance expenses	941	514
Advertisement expenses	21.790	9.605
Other expenses	35.062	25.896
Loss on sales of assets	69	2.746
Insurance technical expense	41.016	33.792
Other (*)	49.459	20.908
Total	258.741	173.667

(*)Expenses from exchange rate differences of foreign currency indexed loans amounted to TRY 23.160 Thousand is recorded in other operating expenses. (31 December 2005 : TRY 8.066 Thousand)

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

IV. Information and Disclosures Related to Income Statement (Cont'd)

8. Information on Profit or Loss Before Tax:

Profit before tax attributable to the Group is increased by 50% for the year ended December 31, 2006 as compared to the prior year figure and it amounts to TRY 195.157 Thousand. Profit before tax includes TRY 259.829 Thousand of net profit share income, TRY 125.307 Thousand of net fee and commission income. Total operating expense is TRY 258.741 Thousand.

9. Information on Tax Provision:

As of 31 December 2006 current tax expense is TRY 32.379 Thousand and deferred tax charge is TRY 18.111 Thousand.

10. Information on Net Operating Profit/Loss After Taxes:

None.

11. Explanations on Net Profit / Loss:

The Group's profit share income and expense from ordinary operations are TRY 482.091 Thousand and TRY 222.262 Thousand, respectively.

Profit or Loss Regarding Minority Rights:

	Current Period	Prior Period
Profit or Loss Regarding Minority Rights	472	(88)

12. The details of the sub-totals consisting at least of 20% of Other Items in the Income Statement in Excess of 10% of the Income Statement Total:

Other fees and commissions income/expense are summarized below :

Other Fees and Commissions Received	Current Period	Prior Period
Member firm-POS	23.431	13.498
Credit Cards	17.742	11.837
Other	11.844	8.938
Total	53.017	34.273

Other Fees and Commissions Given	Current Period	Prior Period
Credit Cards	29.452	15.804
Other	17.482	1.787
Total	46.934	17.591

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

V. Other Explanations

I. Explanations Related to Statement of Shareholders' Equity:

In accordance with the General Assembly decision dated 29 December 2005, restricting the rights attributable to preference shareholders, the capital of the Parent Bank has been increased by TRY 60.000 Thousand by the initial public offering on 12 May 2006. Consequently, the capital has been increased from TRY 240.000 Thousand to TRY 300.000 Thousand. As of 12 May 2006, TRY 60.000 Thousand and TRY 150.000 Thousand is recognized to capital accounts and share premium accounts, respectively.

As of 31 December 2006, the Group transferred TRY 1.951 Thousand to legal reserves and 687 Thousand to extraordinary reserves.

As of 31 December 2006, the Group distributed TRY 20.000 Thousand dividend to its shareholders.

II. Explanations Related to Statement of Cash Flows:

1. Information on Cash and Cash Equivalents :

1.1. Items of Cash and Cash Equivalents and Accounting Policies Applied to Determine These Items:

"Cash" is defined as cash in vault and foreign currency cash, money in transit, cheques purchased, unrestricted amount in the Central Bank and demand deposits in Banks, and "Cash equivalents" is defined as time deposits in banks with original maturity less than three months.

1.2. Cash and Cash Equivalents at the Beginning of the Period:

	Current Period	Prior Period
Cash	161.501	175.667
Cash in TRY/Foreign Currency	31.513	27.356
Central Bank – Unrestricted amount	96.494	64.450
Banks-Demand Deposit	33.494	83.861
Cash Equivalents	130.000	157.727
Banks-Time Deposit	130.000	157.727
Total Cash and Cash Equivalents	291.501	333.394

1.3. Cash and Cash Equivalents at the End of the Period:

	Current Period	Prior Period
Cash	237.871	161.501
Cash in TRY/Foreign Currency	54.790	31.513
Central Bank – Unrestricted amount	109.741	96.494
Banks-Demand Deposit	73.340	33.494
Cash Equivalents	530.811	130.000
Banks-Time Deposit	530.811	130.000
Total Cash and Cash Equivalents	768.682	291.501

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

V. Other Explanations (Cont'd)

II. Explanations Related to Statement of Cash Flows (Cont'd):

2. The Effects of Other Items In the Cash Flow Statement and the Changes in Foreign Currency Exchange Rates on Cash and Cash Equivalents:

"Other items" amounting to TRY 275.794 in "Operating profit before changes in operating assets and liabilities" consist of fees and commissions given TRY 47.073 Thousand and other non-profit share income (operating expenses) and foreign exchange losses TRY 228.721 Thousand.

Effect of foreign currency exchange rates on cash and cash equivalents is TRY 17.540 Thousand.

III. Information and Disclosure Related to Group's Risk Group:

1. Volume of Group's Risk Group Transactions, Income and Expense Amounts and Outstanding Loan and Deposit Balances:

1.1. Current Period (31.12.2006):

Group's Risk Group	Subsidiaries and associates		Direct and Indirect shareholders of the Bank		Other entities included in the risk Group	
	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and Other Receivables	-	-	-	-	45.060	60.382
Balance at Beginning of Period	7.851	8	-	-	171.321	124.636
Balance at end of Period	-	-	-	-	45.060	60.382
Interest and Commission Income	1.908	-	-	-	7.989	-

1.2. Prior Period (31.12.2005):

Group's Risk Group	Subsidiaries and associates		Direct and Indirect shareholders of the Bank		Other entities included in the risk Group	
	Cash	Non-Cash	Cash	Non-Cash	Cash	Non-Cash
Loans and Other Receivables	7.851	8	-	-	37.297	158
Balance at Beginning of Period	31.875	270	-	-	118.438	70.299
Balance at end of Period	7.851	8	-	-	171.321	124.636
Interest and Commission Income	529	-	-	-	-	-

(Amounts expressed in thousands of New Turkish Lira (TRY) unless otherwise stated.)

SECTION FIVE (Cont'd)

NOTES TO THE UNCONSOLIDATED FINANCIAL STATEMENTS (Cont'd)

V. Other Explanations (Cont'd)

III. Information and Disclosure Related to Group's Risk Group (Cont'd):

1. Volume of Group's Risk Group Transactions, Income and Expense Amounts and Outstanding Loan and Deposit Balances (Cont'd):

1.3. Information on Group's Risk Group Deposits Balances:

Group's Risk Group	Subsidiaries and associates	Direct and indirect shareholders of the Bank	Other entities included in the risk Group
Current and Profit Sharing Accounts	Current Period	Current Period	Current Period
Balance at the beginning of Period	247	-	42.983
Balance at the end of Period	160	-	22.720
Profit Share Expense	1	-	-

1.4. Information on Forward and Option Agreements and Other Similar Agreements with Related Parties:

None.

1.5. Explanations on the Group's Domestic Branches, Agencies/Branches Abroad and Off-Shore Branches:

The Parent Bank has 92 domestic branches with 2.365 employees. The Bank has no abroad or off-shore branches. Consolidated subsidiary Işık Sigorta A.Ş. has 136 personnel 4 regional management office, 2 regional representation office and 470 agencies.

SECTION SIX

OTHER EXPLANATIONS AND NOTES

I. Other Explanations Related to the Operations of the Group:

1.1 Subsequent Events:

As of 9 February 2007, Asyafin İnşaat Sanayi Dış Ticaret ve Pazarlama A.Ş., a subsidiary of the Parent Bank took over assets and liabilities as a whole and merged with Asya Bilişim Teknolojileri Turizm İnşaat Sanayi ve Dış Ticaret A.Ş. and Vira Denizcilik Nakliyat Turizm Sanayi ve Ticaret A.Ş., which are also subsidiaries of the Parent Bank.

In the Board of Directories meeting held on 28 March 2007, it has been decided to increase capital of Işık Sigorta A.Ş from TRY 20.000 thousand to TRY 40.000 thousand.

SECTION SEVEN

INDEPENDENT AUDITORS REPORT

I. Explanations on the Independent Auditors' Report:

The consolidated financial statements of the Parent Bank were audited by DRT Bağımsız Denetim ve Serbest Muhasebeci Mali Müşavirlik A.Ş. (Member of Deloitte Touche Tohmatsu).

The independent auditors' report is presented at the beginning of the financial statements and related notes.

II. Other Footnotes and Explanations Prepared by Independent Auditors:

None.

END